Exhibit 99.1

Independent Auditor’s Report (Separate Financial Statements) of Shinhan Card as of December 31, 2019

SHINHAN CARD CO., LTD.

Separate Financial Statements

December 31, 2019 and 2018

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholder

Shinhan Card Co., Ltd.:

Opinion

We have audited the accompanying separate financial statements of Shinhan Card Co., Ltd. (“the Company”), which comprise the separate statements of financial position as of December 31, 2019 and 2018, the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Company as of December 31, 2019 and 2018, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs).  Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Separate Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements that are relevant to our audit of the separate financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the separate financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

Seoul, Korea

March 5, 2020

This report is effective as of March 5, 2020, the audit report date.  Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN CARD CO., LTD.

Separate Statements of Financial Position

As of December 31, 2019 and 2018

(In millions of won, except share data)	Note		2019	2018

Assets
Cash and due from banks	9,38	~~W~~	528,677	341,217
Financial assets at fair value through profit or loss	10		886,134	953,943
Derivative assets	11		472	310
Credit card assets at amortized cost, etc.	12		28,480,199	26,213,517
Lease assets	13		548,901	365,581
Financial assets at fair value through other comprehensive income	15		35,938	34,519
Property and equipment, net	14,16		628,456	87,649
Intangible assets	17		50,998	44,967
Investments in associates	18		215,447	34,060
Deferred tax assets	37		237,825	218,911
Other assets	19		923,377	1,055,391

Total assets		~~W~~	32,536,424	29,350,065

Liabilities
Derivative liabilities	11	~~W~~	36,530	23,293
Borrowings	20		6,372,977	4,910,631
Debentures, net	21		15,225,750	14,143,288
Liability for defined benefit obligations	22		32,998	17,935
Current tax liabilities	37		96,454	89,623
Provisions	23		206,114	182,477
Other liabilities	14,24		4,404,861	3,944,127

Total liabilities			26,375,684	23,311,374

Equity
Common stock of ~~W~~5,000 par value	25		626,847	626,847
Authorized - 2,000,000,000 shares Issued and outstanding -125,369,403 shares in 2019 and 2018
Capital surplus	25		860,592	860,592
Capital adjustments	25		263	1,234
Accumulated other comprehensive loss	25		(56,395)	(29,378)
Retained earnings	25,26		4,729,433	4,579,396
Total equity			6,160,740	6,038,691

Total liabilities and equity		~~W~~	32,536,424	29,350,065

(*) The Company initially applied K-IFRS No.1116 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Comprehensive Income

For the years ended December 31, 2019 and 2018

(In millions of won, except earnings per share)	Note		2019	2018

Interest income		~~W~~	2,147,870	1,987,231
Interest expense			(473,488)	(421,943)
Net interest income	30		1,674,382	1,565,288

Fee and commission income			1,424,773	1,484,645
Fee and commission expense			(1,208,118)	(1,252,098)
Net fee and commission income	31		216,655	232,547

Dividend income	32		841	1,393
Net income on financial assets at fair value through profit or loss	10		20,327	55,567
Net income on derivatives	11		790	4,670
Net income on foreign currency transactions	7		34,358	31,050
Provision for credit loss allowance	12,33		(549,082)	(469,362)
General administrative expenses	34		(670,714)	(692,153)
Other operating loss, net	35		(69,675)	(515)

Operating income			657,882	728,485

Non-operating expense, net	36		(7,925)	(25,252)
Impairment loss on investments in associates	18		-	(4,593)

Profit before income tax			649,957	698,640

Income tax expense	37		(162,175)	(183,227)

Profit for the year		~~W~~	487,782	515,413

Other comprehensive income (loss) :
Items that will never be reclassified to profit or loss
Remeasurement of the net defined benefit obligations	22,25	~~W~~	(18,671)	(10,481)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income	7,25		1,029	2,385

Items that are or may be reclassified subsequently to profit or loss
Net changes in the unrealized fair value of cash flow hedges	11,25		(9,375)	(16,945)

Total comprehensive income for the year		~~W~~	460,765	490,372
Earnings per share Basic and diluted earnings per share (in won)	28	~~W~~	3,891	4,111

(*) The Company initially applied K-IFRS No.1116 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Changes in Equity

For the years ended December 31, 2019 and 2018

	2018
(In millions of won)		Common stock	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total equity

Balance at January 1, 2018	~~W~~	626,847	860,592	10	(4,337)	4,664,001	6,147,113
Transactions with the owner of the Company
Dividends		-	-	-	-	(600,018)	(600,018)
Share-based payment transactions		-	-	1,224	-	-	1,224
Total comprehensive income for the period
Profit for the year		-	-	-	-	515,413	515,413
Remeasurement of the net defined benefit obligations		-	-	-	(10,481)	-	(10,481)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	2,385	-	2,385
Net changes in the unrealized fair value of cash flow hedges		-	-	-	(16,945)	-	(16,945)
Balance at December 31, 2018	~~W~~	626,847	860,592	1,234	(29,378)	4,579,396	6,038,691

	2019
(In millions of won)		Common stock	Capital surplus	Capital Adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Total Equity

Balance at January 1, 2019	~~W~~	626,847	860,592	1,234	(29,378)	4,579,396	6,038,691
Dividends		-	-	-	-	(337,745)	(337,745)
Share-based payment transactions		-	-	(971)	-	-	(971)
Total comprehensive income for the period
Profit for the year		-	-	-	-	487,782	487,782
Remeasurement of the net defined benefit obligations		-	-	-	(18,671)	-	(18,671)
Net changes in the unrealized fair value of financial assets at fair value through other comprehensive income		-	-	-	1,029	-	1,029
Net changes in the unrealized fair value of cash flow hedges		-	-	-	(9,375)	-	(9,375)
Balance at December 31, 2019	~~W~~	626,847	860,592	263	(56,395)	4,729,433	6,160,740

(*) The Company initially applied K-IFRS No.1116 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows

For the years ended December 31, 2019 and 2018

(In millions of won)		2019	2018
Cash flows from operating activities
Profit before income tax	~~W~~	649,957	698,640
Adjustments for:
Interest income		(2,147,870)	(1,987,231)
Interest expense		473,488	421,943
Dividend income		(841)	(1,393)
Fee and commission income		187,558	176,178
Fee and commission expense		1,187	745
Net gain on sales of financial assets at fair value through profit or loss		(3,636)	(6,413)
Net loss on valuation of financial assets at fair value through profit		251	223
Net gain on valuation and transaction of derivatives		(790)	(4,670)
Net loss on foreign currency transaction		2,790	4,670
Provision for credit loss allowance		549,082	469,362
General administrative expenses		76,275	48,525
Other operating expenses, net		91,174	51,249
Non-operating expenses (incomes), net		(182)	795
Impairment loss on investments in associates		-	4,593
		(771,514)	(821,424)
Changes in assets and liabilities:
Financial assets at fair value through profit or loss		70,153	(146,748)
Credit card assets at amortized cost, etc.		(2,741,414)	(2,945,647)
Lease assets		(278,768)	(313,210)
Other assets		94,506	(185,649)
Liability for defined benefit obligations		(29,066)	(15,171)
Provisions		(1,085)	(3,126)
Other liabilities		(134,842)	93,155
		(3,020,516)	(3,516,396)

Income taxes paid		(163,405)	(159,625)
Interest received		1,992,788	1,832,758
Interest paid		(451,406)	(420,582)
Dividend received		841	1,393
Net cash used in operating activities	~~W~~	(1,763,255)	(2,385,236)

SHINHAN CARD CO., LTD.

Separate Statements of Cash Flows (continued)

For the years ended December 31, 2019 and 2018

(In millions of won)	Note		2019	2018

Cash flows from investing activities
Decrease in restricted due from banks		~~W~~	45	340
Proceeds from disposal of financial assets at fair value through profit and loss			3,635	6,413
Acquisition of financial assets at fair value through profit and loss			(2,594)	(710)
Proceeds from disposal of financial assets at fair value through other comprehensive income			-	200
Acquisition of financial assets at fair value through other comprehensive income			-	(300)
Acquisition of investments in associates			(170,194)	-
Proceeds from disposal of property and equipment			751	345
Acquisition of property and equipment			(33,090)	(21,404)
Proceeds from disposal of intangible assets			18	93
Acquisition of intangible assets			(20,008)	(20,670)
Decrease in guarantee deposits			55,764	48,941
Increase in guarantee deposits			(53,847)	(53,162)
Net cash used in investing activities			(219,520)	(39,914)

Cash flows from financing activities
Proceeds from borrowings			3,715,702	2,608,414
Repayment of borrowings			(2,255,506)	(1,817,949)
Proceeds from debentures			4,415,557	4,955,308
Repayment of debentures			(3,341,076)	(2,666,655)
Net cash gain risk hedge activity			933	-
Repayment of lease liability			(16,392)	-
Dividends paid			(337,745)	(600,018)
Acquisition of investments in associates			(11,193)	(3,940)
Net cash provided by financing activities			2,170,280	2,475,160

Net increase in cash and cash equivalents			187,505	50,010
Cash and cash equivalents at the beginning of year			341,136	291,126

Cash and cash equivalents at the end of year	38	~~W~~	528,641	341,136

(*) The Company initially applied K-IFRS No.1116 at January 1, 2019, using the modified retrospective approach. Under this approach, comparative information is not restated.

See accompanying notes to the separate financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

1.	Reporting Entity

Shinhan Card Co., Ltd. (the “Company”) was incorporated on December 17, 1985.  The address of the Company’s registered office is Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga).  The Company provides credit card services, factoring, installment financing and lease financing under the Specialized Credit Financial Business Act.

As of December 31, 2019 the Company has approximately 21.02 million (actual member criteria) personal credit card holders, 1.86 million merchants in its network and 26 branch offices (including head office).  The Company is a wholly owned subsidiary of Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”).

2.	Basis of Preparation

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed the Act on External Audits of Stock Companies, Etc. Article 5 (1) 1. in the Republic of Korea.

These financial statements are separate financial statements prepared in accordance with K-IFRS No.1027 Separate Financial Statements presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

The separate financial statements were authorized for issue by the Board of Directors on February 4, 2020, which will be submitted for approval to the shareholder’s meeting to be held on March 25, 2020.

The separate financial statements have been prepared by initially applying K-IFRS No.1116 Leases. This change is explained in Note 2. (d).

(a)	Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statements of financial position:

- Derivative financial instruments are measured at fair value;

- Financial instruments at fair value through profit or loss are measured at fair value;

- Financial instruments at fair value through other comprehensive income are measured at fair value;

- Liabilities recognized for cash-settled share-based payment; and

- Present value of liabilities recognized for defined benefit plans, net of the fair value of plan assets.

(b)	Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

2.	Basis of Preparation, Continued

(c)	Use of estimates and judgements

The preparation of the separate financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgements in applying accounting policies that have a significant effect on the amounts recognized in the separate financial statements and information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are described in Note 5.

(d)Changes in accounting policies

Except for the following new standard, which has been applied from January 1, 2019, the accounting policies applied by the Company in these separate financial statements are the same as those applied by the Company in its separate financial statements as of and for the year ended December 31, 2018. There are other new standards applied from January 1, 2019, which does not have a significant impact to the Company’s financial statements.

(i) K-IFRS No.1116 Leases

The Company initially applied K-IFRS No.1116 Leases from January 1, 2019. On December 16, 2019, the IFRS Interpretations Committee, regarding Lease Term and Useful Life of Leasehold Improvements, announced its consideration of all economic penalties that result from lease termination when determining the enforceable period.  The Company is analyzing the effects of changes in accounting policies on the enforceable period following the decision on the separate financial statements and will reflect these effects on the separate financial statements following the completion of such analyses.

Other standards applied from January 1, 2019 do not have a material effect on the Company’s separate financial statements.

The Company recognized the cumulative effect of initial application of K-IFRS No.1116 in retained earnings at January 1, 2019, the date of initial application. Accordingly, the comparative information is not restated and is presented, as previously reported, under K-IFRS No.1017 and related interpretations. The details of changes in accounting policy are disclosed below. Additionally, the disclosure requirements in K-IFRS No.1116 have not generally been applied to comparative information.

Definition of lease

Previously, the Company determined at contract inception whether an arrangement was or contained a lease under K-IFRS No.2104 Determining whether an Arrangement contains a Lease.  The Company now assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 3 (i).

On transition to K-IFRS No.1116, the Company elected to apply the practical expedient to grandfather the assessment of which transactions are leases.  The Company applied K-IFRS No.1116 only to contracts that were previously identified as leases.  Contracts that were not identified as leases under K-IFRS No.1017 and K-IFRS No.2104 were not reassessed for whether there is a lease under K-IFRS No.1116.  Therefore, the definition of a lease under K-IFRS No.1116 was applied only to contracts entered into or changed on or after January 1, 2019.

SHINHAN CARD CO., LTD.

Notes to the Separate Interim Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

2.	Basis of Preparation, Continued

(d)Changes in accounting policies, continued

(i) K-IFRS No.1116 Leases, continued

As a lessee

As a lessee, the Company leases many assets including property and equipment. The Company previously classified leases as operating or finance leases based on its assessment of whether the lease transferred significantly all of the risks and rewards incidental to ownership of the underlying asset to the Company.  Under K-IFRS No.1116, the Company recognizes right-of-use assets and lease liabilities for most of these leases.  These leases are recognized in the separate financial statements of the Company.

The Company presents right-of-use assets within property and equipment – the same line item in which it presents underlying assets of the nature that it owns.  The Company presents right-of-use assets that meet the definition of investment property as investment property.  The carrying amount of right-of-use assets is as follows:

Classification		Property and equipment, net
Beginning balance	~~W~~	49,569
Ending balance		529,210

The Company presents lease liabilities within other liabilities on the separate statements of financial position.

Impact on separate financial statements

-	Impact on transition

On transition to K-IFRS No.1116, the Company recognized additional right-of-use assets and lease liabilities.
The impacts on transition is summarized below:

Classification		January 1, 2019
Right-of-use assets classified as property and equipment, net	~~W~~	49,569
Replacement of prepaid lease payment		(2,861)
Replacement of rental store facilities to asset retirement		(971)
Replacement of unearned revenue on lease incentive		5,196
Lease liabilities		50,933

For the impact of K-IFRS No.1116 on profit or loss for the period, see Note 14.  For the details of the accounting policies under K-IFRS No.1116 and K-IFRS No.1017 of the Company, see Note 3.(i).

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

2.	Basis of Preparation, Continued

(d)Changes in accounting policies, continued

(i) K-IFRS No.1116 Leases, continued

Impact on separate financial statements, continued

When measuring lease liabilities for leases that were classified as operating leases, the Company discounted lease payments using its incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate applied ranges from 2.1 to 2.3%.

Classification		January 1, 2019
Operating lease arrangements disclosed on the separate financial statements as of December 31, 2018	~~W~~	59,072
Discounted using the incremental borrowing rate as of January 1, 2019		56,682
Less: payments for leases of low-value assets recognized using straight-line method		(429)
Less: value added tax of lease payments		(5,320)
Lease liabilities recognized as of January 1, 2019		50,933

(ii) K-IFRS No.1109 Financial Instruments, K-IFRS No.1107 Financial Instruments: Disclosures Revision

The interest rate index reform has added an exception that allows hedge accounting to be applied while uncertainty exists. In a hedging relationship, the assume that the interest rate index that is the underlying variable of cash flows does not change to the interest rate index reform when reviewing the probability of occurrence and the prospective assessment of the effectiveness of the hedge. For hedges of non-contractually specified interest rate risk components, the requirement that the hedged risk should be separately identifiable applies only at the inception of the hedging relationship. Through the interest rate index reform, this application of exception is ended when the timing and amount of cash flows based on the interest rate index will no longer appear, or the hedging relationship is discontinued. These amendments take effect on 1 January 2020 but have been applied early as early entry is allowed. A significant interest rate indicator for hedging relationships is LIBOR and CD rates. The subject affected by this amendment is hedge accounting on Note 11 (c).

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies

Significant accounting policies applied by the Company in preparation of its separate financial statements are described below.  The Company has consistently applied the following accounting policies to all periods presented in these separate financial statements, except if mentioned otherwise in Note 2 (d).

(a)	Investments in associates and subsidiaries in the separate financial statements

The separate financial statements are prepared and presented in accordance with K-IFRS No.1027, Separate Financial Statements.  The Company applied the cost method in accordance with K-IFRS No.1027 and methods in accordance with K-IFRS No.1109 Financial Instruments to investments in associates and subsidiaries. Dividend from investments in associates and subsidiaries is recognized in profit or loss when the right to receive the dividend is finalized.

(b)	Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less.  Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.

(c)	Non-derivative financial assets

(i) Recognition and initial measurement

Issued debentures are initially recognized at the time of issue. Other financial instruments and financial liabilities are recognized only when the Company becomes a party to the contract for the financial instrument. At initial recognition, financial assets or financial liabilities are measured at fair value, and transaction costs directly related to the acquisition of the financial assets or the issue of the financial liabilities are added to fair value unless they are measured at fair value through profit or loss.

(ii) Classification and subsequent measurement

Financial asset

On initial recognition, a financial asset is classified as measured at: amortized cost; fair value through other comprehensive income (“FVOCI”) – debt investment; FVOCI – equity investment; or fair value through profit or loss (“FVTPL”). When, and only when, the Company changes its business model for managing financial assets, it shall reclassify all affected financial assets on the first day of the Company’s next reporting period.

A financial asset is measured at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is to hold assets to collect contractual cash flows; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

- It is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

- Its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(c)	Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

On initial recognition of an equity investment that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income.  This election is made on an investment-by-investment basis.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured at FVTPL.  This includes all derivative financial assets (refer to Note 6).  On initial recognition, the Company may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

Financial asset: Business model

The Company assesses the objective of the business model held at the portfolio level of financial assets because it best reflects the way the business is managed and information is provided to management. Such information takes into account the following:

- The accounting policies and objectives specified for the portfolio and the actual operation of these policies. These include management's strategy focused on obtaining contractual interest revenue, maintaining the level of interest revenue, and financing the debt financing and matching the duration of the financial asset's duration and on the outflow or realization of expected cash flows through the sale of the asset;

- Assessment of the performance of financial assets held in a business model and reporting the assessment to key management personnel;

- The risks affecting the performance of the business model (and the financial assets held in the business model) and how they are managed;

- Compensation for management (e.g., compensation based on the fair value of the managed asset or on the contractual cash flows received); and

- The frequency, amount, timing, reasons and expectations of future sales activities of financial assets in prior periods.

For this purpose, transfers of financial assets from transactions that do not meet the derecognition requirements to third parties are not considered as sales.

A portfolio of financial assets that meets the definition of trading or whose performance measured at fair value through profit or loss.

Financial asset: Contractual cash flows are solely payments of principal and interest on the principal amount outstanding

Principal amount is defined as the fair value on initial recognition of the financial asset.  Interest consists of profit as well as consideration for the time value of money, consideration for the credit risk associated with the principal balance in a particular period, and consideration for other basic loan risks and costs (such as liquidity risk and operating costs).

In assessing whether contractual cash flows consist solely of principal and interest payments, the Company considers the terms and conditions of the instrument.  If a financial asset contains a contractual term that changes the timing or amount of contractual cash flows, the entity must determine whether the contractual cash flows that may arise over the life of the financial instrument are solely payments of principal and interest.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(c)	Non-derivative financial assets, continued

(ii) Classification and subsequent measurement, continued

To make an assessment, the Company considers the following:

- Contractual terms that change the timing or amount of contractual cash flows;

- Terms that adjust the contractual interest rate, including variable interest rate features;

- Prepayment features and extension features;

- Terms and conditions that limit our claims on cash flows arising from specific assets. (e.g., non-recourse features)

If the prepayment amount represents interest on substantially outstanding principal and remaining principal and includes reasonable additional compensation for early termination of the contract, the early repayment characteristics are consistent with the terms of paying principal and interest on a specified date.

In addition, for financial assets acquired by significantly discounting or premiuming the contractual par amount, the prepayment amount effectively represents the contractual par amount and the contractual interest accrual (however unpaid) and the prepayment feature meets this condition when the fair value of the feature is insignificant on initial recognition of the financial asset.

Financial Asset: Subsequent measurement and profit or loss

The following accounting policies apply to the subsequent measurement of financial assets.

Category of financial instruments	Accounting policies
Financial assets at FVTPL

These assets are subsequently measured at fair value.  Net gains and losses, including any interest or dividend income, are recognized in profit or loss.  However, see Note 3 (d) for derivative financial assets designated as the hedging instruments.

Financial assets at amortized cost

These assets are subsequently measured at amortized cost using the effective interest method.  The amortized cost is reduced by impairment losses.  Interest income, foreign exchange gains and losses, impairment and any gain or loss on derecognition are recognized in profit or loss.

Debt investments at FVOCI

These assets are subsequently measured at fair value.  Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss.  Other net gains and losses are recognized in other comprehensive income.  On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

Equity investments at FVOCI

These assets are subsequently measured at fair value.  Dividends are recognized as income in profit or loss unless the dividend clearly represents a recovery of part of the cost of the investment.  Other net gains and losses are recognized in OCI and are never reclassified to profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(c)	Non-derivative financial assets, continued

(iii) Derecognition of financial assets

The Company derecognizes a financial asset when the contractual rights to the cash flows from the financial asset expire, or when it transfers the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred or in which the Company neither transfers nor retains substantially all the risks and rewards of ownership and it does not retain control of the financial asset.

When the Company transfers a right on cash flow of a financial asset, but, retains substantially all of the risk and rewards of ownership relating the transferred asset, the transferred assets are continuously recognized, and the proceeds from the transfer are recognized as a liability.

(iv) Offsetting

Financial assets and liabilities are offset only when the Company has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

(d) Derivative financial assets

(i) Derivatives and Hedge Accounting

The Company holds derivative financial instruments to hedge foreign exchange and interest rate exposures.  If the host contract is not a financial asset and meets certain requirements, the embedded derivative is accounted for separately and separated from the host contract.

Derivatives are measured at fair value on initial recognition and subsequently measured at fair value and changes are generally recognized in profit or loss.

The Company designates specific derivatives and non-derivative financial liabilities as hedging instruments to hedge the variability of cash flows associated with future forecast transactions that are likely to arise from changes in exchange rates and interest rates, as the purpose of hedging exchange risk against net investments in foreign operations.

At the inception of the hedge, the Company documents the purpose and strategy of risk management to perform the hedge.  The Company documents the economic relationship between the hedged item and the hedging instrument, including whether changes in the cash flows of the hedged item and the hedging instrument are expected to offset each other.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(d) Derivative financial assets, continued

(ii) Cash flow hedge

When a derivative is designated as a cash flow hedge, an effective part of the change in the fair value of the derivative is recognized in other comprehensive income and accumulated in the hedge reserve. Effective portion of the changes in the fair value of the derivative that is recognized in other comprehensive income is limited to the cumulative change in fair value of the hedged item determined on the basis of present value from the inception of the hedge. Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If a hedged item that is a forecast transaction is subsequently recognized in a non-financial asset, the cumulative hedge reserve and the cost of the hedge are included directly in the initial cost of the non-financial asset when the non-financial asset is recognized.

For other hedged items that are forecast transactions, the accumulated hedge reserve and the cost of the hedge are reclassified to profit or loss in the same period or in the period during which the expected hedged future cash flows affect profit or loss.

If the hedge no longer meets the hedge accounting requirements or the hedging instrument is sold, decimated, terminated or exercised, the hedge accounting is discontinued prospectively.

If a non-financial item is a recognized hedge transaction and hedge accounting for cash flow hedges is discontinued, the amount that has been accumulated in the hedging reserve and the cost of the non-financial item remain in equity until the non-financial item is initially recognized and its amount is included in the cost of the non-financial item.  For other cash flow hedges, the amounts are reclassified to profit or loss in the same period or periods as the hedged expected future cash flows affect profit or loss.

(iii) Net-investment hedge

When a derivative instrument or a non-derivative financial liability is designated as the hedging instrument in a hedge of a net investment in a foreign operation, the effective portion of, for a derivative, changes in the fair value of the hedging instrument or, for a non-derivative, foreign exchange gains and losses is recognized in other comprehensive income and presented in the translation reserve within equity.  Any ineffective portion of the changes in the fair value of the derivative or foreign exchange gains and losses on the non-derivative is recognized immediately in profit or loss.

The amounts recognized in other comprehensive income is reclassified to profit or loss as reclassification adjustments at the disposal of the foreign operation.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(e)	Fair value of financial instruments

Fair value is the amount for which an asset could be exchanged, or a liability settled, could be exchanged, between knowledgeable, willing parties in an arm's length transaction.

For financial instruments traded in active markets, the fair value of financial instruments is measured at quoted prices.  A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available, and those prices represent actual and regularly occurring market transactions on an arm's length basis.

If the market for a financial instrument is not active, the Company establishes fair value by using a valuation technique.  Valuation techniques include using recent arm’s length transactions between knowledgeable, willing parties, if available, reference to the current fair value of other instruments that are substantially the same.  Fair value is estimated on the basis of the results of a valuation technique that makes maximum use of market inputs, and relies as little as possible on entity-specific inputs.  Periodically, the Company calibrates the valuation technique and tests it for validity using prices from any observable current market transactions in the same instrument or based on any available and observable market data.

The fair value of a financial instrument on initial recognition is normally the transaction price – i.e. the fair value of the consideration given or received.  However, if part of the consideration given or received is for something other than the financial instrument, the fair value of the financial instrument is estimated, using a valuation technique.  Any additional amount lent is an expense or a reduction of income unless it qualifies for recognition as some other type of asset.

The fair value of interest-free installment purchases (which is offered for marketing purpose to expand credit sales) is measured by using the discount rate considering the credit rating of the Company and the credit risk of customers.  As the source of the yield and the purpose of customers using interest-free installment purchases are different from those of installment purchases with interest, the discount rate is calculated in that way.

(f)	Impairment of financial assets

The Company recognizes a loss allowance for expected credit losses on the following assets:

- Financial assets measured at amortized cost

The Company measures loss allowances at an amount equal to the lifetime expected credit losses “ECLs”, except for the following, which are measured as twelve month ECLs:

- Financial instrument that are determined to have low credit risk at the reporting date; and

- Financial instrument for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Company considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both quantitative and qualitative information and analysis, based on the Company’s historical experience and informed credit assessment and including forward-looking information.

The Company assumes that the credit risk on a financial asset has increased significantly when:

- Asset credit quality is cautionary or less

- Significant changes in credit rating occur; or

- Specified overdue pool segment (personal card assets past due over seven days, etc.) incurs

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(f)	Impairment of financial assets, continued

The Company considers a financial asset to be in default when:

- The financial asset is more than 90 days past due.

When estimating ECLs, The maximum period is the maximum contractual period over which the Company is exposed to credit risk.

(i) Measurement of ECLs

ECLs are a probability-weighted estimate of credit losses.  Credit losses are measured as the present value of all cash shortfalls (i.e. the difference between the cash flows due to the entity in accordance with the contract and the cash flows that the Company expects to receive).  ECLs are discounted at the effective interest rate of the financial asset.

(ii) Credit-impaired financial assets

At each reporting date, the Company assesses whether financial assets carried at amortized cost are credit-impaired.  A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that financial assets impaired includes the following observable information.

•	Significant financial difficulty of the borrower or issuer
●	Default or delinquency in interest or principal payments
●	Restructuring of a loan or a concession granted by the Company, which the Company would not otherwise consider
●	Indications that a borrower or issuer will enter bankruptcy or other financial reorganization
●	The disappearance of an active market for a security
●

Observable data that there is a measurable decrease in the estimated future cash flows from a group of financial assets, since the initial recognition of those assets, although individual cash flows cannot be discriminated

(iii) Presentation of impairment

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets.

(iv) Write-off

The gross carrying amount of a financial asset is written off when the Company has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. The Company evaluates whether there is a reasonable expectation of recovering a financial asset based on historical experience of recoveries of similar assets.  The Company expects no significant recovery from the amount written off.  However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Company’s procedures for recovery of amounts due.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(g)	Property and equipment

Items of property and equipment are measured at cost less accumulated depreciation and any accumulated impairment losses.  Costs include expenditures that are directly attributable to the acquisition of the assets.  The cost of self-constructed assets includes the cost of materials and direct labor, any other costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located.  The Company elected to measure land and buildings at fair value at the date of transition and use those fair values as their deemed costs.  After first initial recognition, an items of property and equipment are recognized as carrying amount, which is the amount of taking accumulated depreciation and accumulated impairment losses off acquisition cost.

The cost of replacing a part of an item of property or equipment is recognized in its carrying amount if it is probable that the Company will economically benefit from the part and its cost can be measured reliably.  The carrying amount of the replaced part is removed.  The costs of the day-to-day servicing of items of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated, and items of other property and equipment are depreciated using the straight-line method over their estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.  When parts of an item of property or equipment have different useful lives, they are accounted for as separate items of property and equipment.

Gains and losses from disposing an item of property and equipment are the amount of difference between the carrying value of the item and the proceeds from the disposal and are recognized as other operating income.

The estimated useful lives and depreciation methods are as follows:

Descriptions	Useful lives	Depreciation method
Buildings	40 years	Straight-line method
Vehicles	5 years	Straight-line method
Other tangible assets	4 years	Straight-line method

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate. Such adjustments are accounted for as a change in an accounting estimate.

(h)	Intangible assets

Intangible assets are measured initially at cost and after initial recognition are carried at cost less accumulated amortization and any accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Membership	Indefinite
Development cost	4 years
Software	4 years
Other intangible assets	5 years or less

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(h)	Intangible assets, continued

Amortization methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted if appropriate.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support the indefinite useful life assessments for those assets.  Such adjustments are accounted for as a change in an accounting estimate.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred.  Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are recognized in profit or loss as incurred.

(i)	Leases

The Company has applied K-IFRS No.1116 using the modified retrospective approach and therefore the comparative financial information has not been restated and continues to be reported under K-IFRS No.1017 and K-IFRS No.2104. The accounting policies under K-IFRS No.1017 and K-IFRS No.2104 are disclosed separately.

(i) Accounting policy since January 1, 2019

At inception of a contract, the Company assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control, the Company uses the definition of a lease in K-IFRS No.1116. This policy is applied to contracts entered into, or on after January 1, 2019.

As a lessee

At commencement or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of its relative stand-alone prices. However, for the leases of property the Company has applied the practical expedient and elected not to separate non-lease components and account for the lease and non-lease components as a single lease component.

The Company recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Company by the end of the lease term or the cost of the right-of-use asset reflects that the Company will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain measurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Company’s incremental borrowing rate. Generally, the Company uses its incremental borrowing rate as the discount rate.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(i)	Leases, continued

(i) Accounting policy since January 1, 2019, continued

As a lessee, continued

The Company determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

- Fixed payments, including in-substance fixed payments;

- Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

- Amounts expected to be payable under a residual value guarantee; and

- The exercise price under a purchase option that the Company is reasonably certain to exercise, lease payments in an optional renewal period if the Company is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Company is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Company’s estimate of the amount expected to be payable under a residual value guarantee, if the Company changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured in this way, a corresponding adjustment is made to the carrying amount of the right-of-use asset, or is recorded in profit or loss if the carrying amount of the right-of-use asset has been reduced to zeros.

The Company presents right-of-use assets that do not meet the definition of investment property in ‘property and equipment’ and lese liabilities in ‘other liabilities’ in the statement of financial position.

The Company has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets. The Company recognizes the lease payments associated with these leases as an expense on a straight-line method over the lease term.

As a lessor

At inception or on modification of a contract that contains a lease component, the Company allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices.

When the Company acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease

To classify each lease, the Company makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If this is the case, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Company considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(i)	Leases, continued

(i) Accounting policy since January 1, 2019, continued

As a lessor, continued

When the Company is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use-asset arising from the head lease.

If an arrangement contains lease and non-lease components, then the Company applies K-IFRS No. 1115 to allocate the consideration in the contract.

The Company applies the derecognition and impairment requirements in K-IFRS No. 1109 to the net investment in the lease. The Company further regularly reviews estimated unguaranteed residual values used in calculating the gross investment in the lease.

The Company recognizes lease payments received under operating leases as income on a straight-line basis over the lease term.

Generally, the accounting policies applicable to the Company as a lessor in the comparative period were not different from K-IFRS No.1116 except for the classification of the sub-lease entered into during current reporting period that resulted in a finance lease classification.

(ii) Accounting policy before January 1, 2019

For contracts entered into before January 1, 2019, the Company determined whether the arrangement was or contained a lease based on the assessment of whether:

– Fulfilment of the arrangement was dependent on the use of a specific asset or assets; and

– The arrangement had conveyed a right to use the asset. An arrangement conveyed the right to use the asset if one of the following was met:

●	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;
●	The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or
●

Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the current market price per unit of output

As a lessee

In the comparative period, as a lessee, the Company classified leases that transferred substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent. Subsequent to initial recognition, the assets were accounted for in accordance with the accounting policy applicable to that asset.

Assets held under other leases were classified as operating leases and were not recognized in the Company’s separate statements of financial position. Payments made under operating leases were recognized in profit or loss on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(i)	Leases, continued

(ii) Accounting policy before January 1, 2019

As a lessor

When the Company acted as a lessor, it determined at lease inception whether each lease was a finance lease or an operating lease.

To classify each lease, the Company made an overall assessment of whether the lease transferred substantially all of the risks and rewards incidental to ownership of the underlying asset. If this was the case, then the lease was a finance lease; if not, then it was an operating lease. As part of this assessment, the Company considered certain indicators such as whether the lease was for the major part of the economic life of the asset.

For operating leases, lease income is recognized on a straight-line basis over the lease term, and initial direct costs incurred by the lessor in negotiating and arranging an operating lease are added to the carrying value of the underlying asset. In addition, depreciation for lease assets is accounted for using the identical depreciation method of other similar asset owned by the Company.

(j)	Impairment of non-financial assets

At each reporting date, the Company reviews the carrying amounts of its non-financial assets other than those related to employee benefits and deferred tax assets to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.

For impairment testing, assets are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or cash generating units (“CGUs”).  The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell.  Value in use is based on the estimated future cash flows, discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(k)	Non-derivative financial liabilities

The company classifies financial liabilities based on the substance of the contractual agreement and the definition of a financial liability into financial liabilities at fair value through profit or loss and other financial liabilities and recognize them on the company financial statements when the company becomes the party to the contractual agreement.

(i) Financial liabilities at fair value through profit or loss

A financial liability is classified as at fair value through profit or loss if it is classified as held-for-trading, or it is designated as such on initial recognition.  Financial liabilities at fair value through profit or loss are subsequently measured at fair value, and changes in the fair value are recognized in profit or loss.  Transaction costs incurred for issuing such liabilities at initial recognition are immediately recognized in profit or loss as incurred.

(ii) Other financial liabilities

Non-derivative financial liabilities not classified as at fair value through profit or loss are classified as other financial liabilities.  Other financial liabilities are measured at fair value less direct transactions costs incurred for issuing such liabilities at initial recognition.  Other financial liabilities are subsequently measured at amortized cost using the effective interest method, and related interest expenses are recognized using the effective interest method.

(iii) Derecognition of financial liabilities

The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled, or expire. The company also derecognizes a financial liability when its terms are modified and the cash flows of the modified liability are substantially different, in which case a new financial liability based on the modified terms is recognized at fair value.  On derecognition of a financial liability, the difference between the carrying amount extinguished and the consideration paid (including any non-cash assets transferred or liabilities assumed) is recognized in profit or loss

.

(l)	Employee benefits

(i) Short-term employee benefits

Short-term employee benefits that are due for settlement within 12 months following the end of the reporting period during which the employees render the related service are recognized as the amount expected to be paid when the service is provided in profit or loss.  Short-term employee benefits are measured undiscounted.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(l)	Employee benefits, continued

(ii) Post-employment benefit plan

The Company has introduced and manages both a defined benefit pension plan and a defined contribution pension plan. Employees have a right to choose one of the pension plans.

Defined contribution plans

With relations to defined contribution plans, when an employee rendered a service for a certain period of time, obligations for contributions to defined contribution plans are expensed in profit or loss, unless included in the cost of an asset.  Obligations for contributions less prepaid contributions are recognized as a liability (accrued expenses). In addition, when prepaid contributions are exceed the obligations for contributions for the service provided before the end of reporting period, the Company recognizes the decrease in future payments or cash refunds as an asset (prepaid expense)

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.                     The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

Remeasurements of the net defined benefit liability, which comprise actuarial gains and losses, the return on plan assets (excluding interest) and the effect of the asset ceiling (if any, excluding Interest), are recognized immediately in other comprehensive income.  The Company determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments.  Net interest expense and other expenses related to defined benefit plans are recognized in personnel expenses in profit or loss.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Company recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

(ⅲ) Termination benefits

Termination benefits are recognized as an expense when the Company is committed demonstrably, without realistic possibility of withdrawal, to a formal detailed plan to either terminate employment before the normal retirement date, or to provide termination benefits as a result of an offer made to encourage voluntary redundancy.

Termination benefits for voluntary redundancies are recognized as an expense if the Company has made an offer of voluntary redundancy, it is probable that the offer will be accepted, and the number of acceptances can be estimated reliably.  If benefits are payable more than 12 months after the reporting period, then they are discounted to their present value

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(m)Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  If the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation.  The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Company recognized provisions with regard to litigation and unused credit commitments for credit purchases and cash advances.  Allowance for unused credit commitments is estimated using valuation model by credit conversion factor, probability of default and loss given default.  In addition, in accordance with rental contracts that require restoration at the end of the contract period, present values of the expected restoration costs are recognized as allowance for asset retirement obligation.

(n) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of the Company at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.  Foreign currency differences arising on the settlement of monetary items and on translating monetary items are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.  When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income.  Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

(o)	Share capital

Ordinary shares are classified as equity.  Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity, net of any tax effects.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(p)	Share-based payment transactions

For equity-settled share-based payment transactions, the Company measures the goods or services received, and the corresponding increase in equity, directly, at the fair value of the goods or services received, unless that fair value cannot be estimated reliably.  If the Company cannot estimate reliably the fair value of the goods or services received, the Company measures their value, and the corresponding increase in equity, indirectly, by reference to the fair value of the equity instruments granted.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.

Shinhan Financial Group, which is the parent company, has granted shares or share options to the Company’s employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Company is required to pay Shinhan Financial Group for the provision of the share-based payments.  The Company recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis.  Share-based payment arrangements in which the Company has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(q)	Revenue from contracts with customers

The Company recognizes fee income from cardholders and merchants on an accrual basis applying the five-step approach (Step 1: Identify the contract(s) with a customer, Step 2: Identify the performance obligations in the contract, Step 3: Determine the transaction price, Step 4: Allocate the transaction price to the performance obligations in the contract, Step 5: Recognize revenue when the entity satisfied a performance obligation).  However, the Company recognizes service charges from delinquent cardholders on cash basis.  Certain fees associated with lending activities which meet specified criteria, are deferred and amortized over the life of the loan as an adjustment to the carrying amount of the loan.  The amortization of deferred fee is recognized as operating revenue or expense by the effective interest rate method.

The fair value of the consideration received or receivable in respect of the initial sale is allocated between award credits (“points”) and other components of the fee and commission income.  The Company provides awards, in the form of price discounts or by offering a variety of gifts.  The amount allocated to the points is estimated by reference to the fair value of the monetary and non-monetary benefits for which they could be redeemed, since the fair value of the points themselves is not directly observable.  The fair value of the benefits is estimated taking into account the expected redemption rate and the timing of such expected redemptions. The amount allocated to the points is regarded as consideration payable to the customer and recognized as a reduction of fee and commission income.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(r)	Finance income and finance costs

The Company’s Finance income and finance costs consist of:

- Interest income;

- Interest expense;

- Dividend income;

- Net income or loss on financial assets measured at fair value through profit or loss;

- Net income or loss on foreign currency transactions;

- Net impairment losses or reversals of impairment losses on financial assets measured at amortized cost;

- Remeaseurement gains on acquirer’s previously held equity interest in the acquiree at its acquisition-date fair value;

- Loss of changes in fair value of contingent consideration classified as a financial liability;

- Hedge ineffectiveness recognized in profit or loss; and

- Net reclassified profit or loss on cash flow hedges of interest rate risk and exchange rate risk of borrowings previously recognized in other comprehensive income

Interest income or expense was recognized using the effective interest method. Dividend income is recognized when the right to receive payment is established.

The effective interest rate is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortised cost of a financial liability.

When calculating interest income or interest expense, the effective interest rate is applied to the gross carrying amount of the asset (if the asset is not credit-impaired) or to the amortized cost of the liability. However, for financial assets that subsequently have been credit-impaired since initial recognition, interest revenue is calculated by applying an effective interest rate to the amortised cost of the financial asset. The Company calculates the interest revenue by applying the effective interest rate to the gross carrying amount if the financial asset is no longer credit-impaired.

(s)	Income taxes

Income tax on the income or loss for the year comprises current and deferred tax.  Income tax is recognized in the statement of comprehensive income except to the extent that it relates to items recognized directly in equity, in which case it is recognized in equity.

Shinhan Financial Group, which is the parent company, files with the Korean tax authorities its national income tax return under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Company.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  The consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

3.	Significant Accounting Policies, Continued

(s)	Income taxes, continued

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Company is able to control the timing of the reversal of the temporary difference; and it is probable that the temporary difference will not reverse in the foreseeable future.  The Company recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that, and only to the extent that it is probable that the temporary difference will reverse in the foreseeable future; and taxable profit will be available against which the temporary difference can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to be applied to the temporary differences when they reverse, based on the tax laws that have been enacted or substantively enacted by the end of reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflect the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets, and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different tax entities, but they intend to settle current tax liabilities and assets on a net basis or their tax assets and liabilities will be realized simultaneously.

(t)Earnings per share

The Company presents basic earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

(u) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are not mandatory for the Company for an annual period beginning after January 1, 2019, and the Company has not early adopted them.

The following standards are expected not to have a material effect on the Company:

- Amendments to the Conceptual Framework for Financial Reporting

- Amendments to K-IFRS No.1103 Business Combinations: Definition of business

- Amendments to K-IFRS No.1001 Presentation of Financial Statements and K-IFRS No.1008 Accounting Policies, Changes in Accounting Estimates and Errors: Definition of Materiality

- K-IFRS No.1117 Insurance Contracts

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Financial Risk Management

(a)	General information of risk management

The Company has exposure to the following risks from its use of financial instruments:

●	Credit risk
●	Liquidity risk
●	Market risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.  Further quantitative disclosures are included throughout these separate financial statements.

(i)Organization for risk management

Major decisions relating to risk management are made by the Risk Management Committee under the Board of Directors. To effectively implement the Risk Management Committee's determination and deliberation, the Company runs the Risk Management Council which includes the CRO (Chief Risk Officer) as chairman and consists of heads of relevant units and divisions. In order to assist the two committees, there is an independent risk management team which is fully in charge of tasks related to risk management.

In addition, the Company established a Credit Review Committee that separately from the Risk Management Council to conduct credit evaluations of corporate customers with outstanding loans over a certain amount and other significant credit matters.  The Credit Review Committee is led by the CRO and consists of heads of relevant divisions.

(ii) Risk management process

The Company measures credit risk, liquidity risk, market risk and interest rate risk. The Company presents an acceptable level of risks before the establishment of an annual financial plan, and sets the upper growth limit as a guideline, which considers available capital and risk capital.  On the basis of organized financial plans in accordance with established guidelines, the Company organizes risk plans and sets risk limits and risk tolerance, which encompasses the Company’s entire risk appetite.

Risk limits are set on the basis of the risk capital in principle or set by the regulatory capital in case of absence of a risk capital calculation system.  The Company manages total risk limits, risk limits for each type of risk and risk limits by product. If exceeds 95% of relevant risk limits, in case of total limits, the Company immediately reports the risk limits to the CRO of Shinhan Financial Group and to the Company Risk Management Committee.  In case of risk limits for each type of risk, after consultation with the Shinhan Financial Group, it is adjustable by resolution of the Risk Management Committee within the range of total risk limits. In case of risk limits by product, after prepared countermeasures, it is adjustable by resolution of the Risk Management Council.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(a)	General information of risk management, continued

(iii)Risk monitoring

Risk Monitoring is performed by Shinhan Financial Group’s risk dashboard for early detection of risk, regular risk measurement and monitoring systems by the Risk Management Council and Risk Management Committee, and the Enterprise Risk Management System.  The Company performs weekly monitoring on short-term credit quality indicators and leading economic indicators.

Risk dashboard

The risk dashboard is a risk monitoring system to provide early detection and proactive response to portfolio risks and abnormal symptoms, and key monitoring targets of portfolios by business line and members (low CB grade).  It performs the pre-detection function on the risk factors such as increases in assets, and risks by each monitoring target.  With regard to quantitative indicators such as increases in assets and increases in risks, the Company defines the determination level of risk detection by the statistical significance level.  By regular monitoring, the risk management team together with relevant teams analyzes the cause, and prepares and implement a countermeasure.

Risk measurement and monitoring reporting

The Company regularly reports the overall results of risk measurements and monitoring to the Risk Management Council and Risk Management Committee.  Regular monitoring items consist of operational status of risk limits (total / type / product), portfolio guidelines, levels of enterprise crisis, economic / market trends, detailed indicators of credit quality, and financing and liquidity risks.

(iv)Enterprise crisis management system

Enterprise crisis management consists of items such as quantitative crisis recognition, determination of crisis stage, developing action items, and debriefing.

Internal and external crisis indicators for each of credit risk and liquidity risk are divided into core indicators and leading indicators and the stage of crisis is determined quantitatively.  Risk management working-level committee performs analysis of qualitative information and risk management council, consisting heads of departments decides whether to perform entity-wide impact analysis.

Enterprise crisis stages consist of Normal 1, Normal 2, Cautionary 1, Cautionary 2, Crisis Impending, and Crisis, which are determined by a scoring system based on internal and external indicators.

Based on the assessment of crisis stage, appropriate action items for each crisis stage are set up and implemented.  For the purpose of efficient operation of the Enterprise Crisis Management System, detailed roles and responsibilities for each organization are predefined.  Crisis management organizations consist of a Risk management working-level committee which performs daily monitoring, risk management council, consisting heads of departments which is convened when the crisis stage is assessed as above the Cautionary 2 two times in succession.  In addition, the Company has Risk Management Council and Crisis Management Council headed by the CEO, and Group Crisis Management Council headed by the CEO of the Shinhan Financial Group.  These organizations and their detailed roles and responsibilities enable the Company to cope with crisis systemically.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(a)	General information of risk management, continued

(v)Evaluation process

The Company sets and operates the standards on credit card issuances pursuant to the standard of review for payment ability prescribed by the Regulation on Supervision of Specialized Credit Finance Business.  If the basic qualification standards are not met, the issuance of a credit card is prohibited. When standards are met, the issuance of a credit card is possible only if the AS (Application Score) credit rating is above a certain degree, which is based on the Company’s internal information, external information from Credit Bureaus, and personal information in the application form.  The Company prohibits higher-risk customers from being issued a credit card by using supplementary information such as overdue history and Credit Bureaus’ credit ratings.

The Company utilizes customer transaction records with Shinhan Financial Group’s subsidiaries, internal or external credit information, and characteristics of each customer group to improve its assessment functions on credit card issuance to new customers.  The Company performs various kinds of simulations to cope with the changes in surroundings such as market conditions and economic trends so that the Company is able to predict the potential risks of certain customer groups and establish the management policy for higher-risk groups.

The Company determines an optimized credit limit for new credit card holders according to their payment ability by reflecting occupation, income, property, debt, and transaction records with Shinhan Financial Group’s subsidiaries.  The Company operates a management system which enables the Company to monitor the changes in risks and prevent higher-risk groups from being credit card holders by monitoring monthly indicators.

(vi)Credit Scoring System

The Company’s Credit Scoring System consists of ASS (Application Scoring System) and BSS (Behavioural Scoring System). BS (Behavioural Score) evaluates the credit card holder’s credit quality regularly. Credit card AS evaluates potential credit card holder’s credit quality when they apply for credit card. Card loan AS and installment AS evaluate potential customers’ credit quality.  The Company utilizes the Credit Scoring System in order to monitor its customers’ and portfolios’ risk exposures.

AS is mainly based on the application form information, and BS is based on history information such as card use and payment after issuing a card. Common use information is calculated by using internal information such as payment ability, assets, period of use of our company, financial institution transaction details of applicants, external information such as credit rating agencies (NICE, KCB), and banking association.

AS application work is approved if the applicant's credit rating is above a certain score and does not correspond to the policy refusal reason such as delinquency of other card companies. AS application is a long-term customer of Shinhan Financial Group and a card applicant with good credit history. In addition, we use the elements of credit rating as the basis for setting the limit when issuing cards. The monthly recalculated BS predicts the delinquency rate of card members, and we use it to monitor members and monitor portfolio risk exposures.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities.  The Company complies with credit risk management procedures pursuant to internal guidelines and regulations and continually monitors and improves these guidelines and regulations.  Application of credit risk management includes not only all the transactions in these separate financial statements but also off balance items such as guarantees, loan agreements and derivatives transactions that could possibly generate economic loss.  The Company assesses credit risks of those transactions and sets a limit on expected credit risks in advance.

The Company estimates credit risks of financial instruments using PD (probability of default), LGD (loss given default), and EAD (exposure at default) utilizing the risk estimation methodology of Basel II.  The Company applies the Basel basis conservatively to reflect the credit card crisis of 2003 and the nature of the credit card business. Credit risks of derivatives, due from banks and securities are assessed using the modified standard methodology of Basel.  Credit risks are divided into respective business segments and merchandise segments, and the Company sets limits for each segment, which are monitored by the risk control process, and established an action plan in case that credit risks get close to, or exceed limits.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk, continued

(i) Exposure to credit risk

The carrying amount of financial instruments represents the Company’s maximum exposure to credit risk.  Exposure to credit risk of the Company as of December 31, 2019 and 2018 is as follows.  Cash held by the Company is excluded.

		2019	2018

Due from banks and credit card assets at amortized cost, etc. (*1)
Banks	~~W~~	721,858	647,733
Household		25,413,991	23,651,502
Credit sales		13,533,115	12,627,203
Cash advances		1,725,995	1,848,767
Card loans		6,226,638	5,782,694
Installment finance and others		3,928,243	3,392,838
Government/Public institution/ The Bank of Korea		35,625	21,375
Corporate		2,837,395	2,234,123
		29,008,869	26,554,733

Financial assets at FVTPL
Debt securities		2,228	1,579
Beneficiary certificates		880,101	950,153
		29,891,198	27,506,465

Derivative financial assets		472	310
Other assets (*1)
Other financial assets		586,427	658,052
Guarantee		138,249	63,468
Unused credit commitments		76,653,756	71,896,628
	~~W~~	107,270,102	100,124,923

(*1) The maximum exposure to credit risk is measured as net of allowance for doubtful accounts, deferred loan origination costs, and present value discount amount.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk, continued

(ii) Credit risk exposure by measurement method

Under the measurement method of loss allowance, the amounts of due from banks and credit card assets at amortized cost, etc. by internal credit rating as of December 31, 2019 and 2018 is as follows:

		2019
		12 month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired

Banks	~~W~~	719,844	127	1,900	1	70	721,942	(84)	721,858
Household
Credit sales		11,177,031	532,951	1,128,516	891,550	65,891	13,795,939	(262,824)	13,533,115
Cash advances		818,342	295,888	197,015	517,550	35,157	1,863,952	(137,957)	1,725,995
Card loans		4,183,428	929,089	545,628	765,639	67,904	6,491,688	(265,050)	6,226,638
Installment finance and others		2,790,963	784,226	132,883	138,647	297,758	4,144,477	(216,234)	3,928,243
		18,969,764	2,542,154	2,004,042	2,313,386	466,710	26,296,056	(882,065)	25,413,991
Government/Public institution/ The Bank of Korea		35,625	-	-	-	-	35,625	-	35,625
Corporate		1,320,237	1,397,625	10,304	128,951	7,882	2,864,999	(27,604)	2,837,395
	~~W~~	21,045,470	3,939,906	2,016,246	2,442,338	474,662	29,918,622	(909,753)	29,008,869

		2018
		12 month ECLs measurement		Lifetime ECLs measurement		Impaired assets	Subtotal	Allowance for doubtful accounts	Total
		Prime	Normal	Prime	Normal	Impaired

Banks	~~W~~	647,618	114	-	-	44	647,776	(43)	647,733
Household
Credit sales		10,495,592	489,901	1,026,112	789,335	61,182	12,862,122	(234,919)	12,627,203
Cash advances		924,041	313,328	207,682	504,706	36,464	1,986,221	(137,454)	1,848,767
Card loans		3,943,961	790,977	550,799	683,270	67,597	6,036,604	(253,910)	5,782,694
Installment finance and others		2,452,384	615,923	116,537	136,296	262,173	3,583,313	(190,475)	3,392,838
		17,815,978	2,210,129	1,901,130	2,113,607	427,416	24,468,260	(816,758)	23,651,502
Government/Public institution/ The Bank of Korea		21,375	-	-	-	-	21,375	-	21,375
Corporate		970,573	1,177,484	10,344	89,797	7,274	2,255,472	(21,349)	2,234,123
	~~W~~	19,455,544	3,387,727	1,911,474	2,203,404	434,734	27,392,883	(838,150)	26,554,733

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(b)	Credit risk, continued

(ii) Credit risk exposure by measurement method, continued

Under the measurement method of loss allowance, the amounts of off-balance item by internal credit rating as of December 31, 2019 and 2018 are as follows:

		2019
		Loan commitments and other credit-related liabilities
		12 month ECLs measurement	Lifetime ECLs Measurement	Impaired assets	Total

Prime	~~W~~	70,219,055	3,360,688	-	73,579,743
Normal		2,028,640	1,022,988	-	3,051,628
Impairment		-	-	22,385	22,385
	~~W~~	72,247,695	4,383,676	22,385	76,653,756

		2018
		Loan commitments and other credit-related liabilities
		12 month ECLs measurement	Lifetime ECLs measurement	Impaired assets	Total

Prime	~~W~~	66,104,634	3,625,590	-	69,730,224
Normal		1,646,082	510,083	-	2,156,165
Impairment		-	-	10,239	10,239
	~~W~~	67,750,716	4,135,673	10,239	71,896,628

In the case of individual members, based on the internal credit rating, the Company manages the members with lower credit loss ratio compared to the profit ratio before impairment with prime, while others are classified as normal.  In case of corporate members, AAA ~ BBB+ rating and non-rating of government/public institutions/central banks are classified as prime, while others are classified as normal.

(c)	Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  Liquidity risk could be caused by maturity mismatch of financial assets and liabilities, or temporary insolvency by unexpected cash outflows.  It includes economic losses that the Company will incur in the process of financing high interest rates, or disposing of invested assets in order to meet its obligations.  The Company manages liquidity risk by considering all liquidity variation factors that can cause cash inflows and cash outflows.

The Company sets the goal of “month-end liquidity” as the liquidity level at which the Company could pay its obligations in the next three months.  Real liquidity gap ratio of maturity of financial assets and liabilities, liquidity buffer ratio, and ABS to borrowings ratio are major indices of liquidity risks monitored by the Company, defined as cautious, apprehensive, and risky.  The Company has prepared contingency plans for various liquidity crises.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

4.	Financial Risk Management, Continued

(c)	Liquidity risk, continued

(i)Maturity analysis of non-derivative financial instruments

The maturity analysis for non-derivative financial assets and liabilities as of December 31, 2019 and 2018 is as follows.  Such undiscounted contractual cash flows differ from the discounted amount included in the separate statement of financial position, as they include estimated interest payments.

The Company expects that there would be no significant changes in the timing of cash flows.

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	528,677	-	-	-	-	-	528,677
Credit card assets at amortized cost, etc.		10,161,358	5,944,409	3,835,688	4,174,834	6,540,621	309,954	30,966,864
Financial assets at FVTPL		886,134	-	-	-	-	-	886,134
Financial assets at FVOCI		-	-	-	-	-	35,938	35,938
Other financial assets		525,414	6	290	-	-	79,422	605,132
	~~W~~	12,101,583	5,944,415	3,835,978	4,174,834	6,540,621	425,314	33,022,745
Liabilities:
Borrowings	~~W~~	268,782	407,196	458,032	367,389	5,109,740	635,543	7,246,682
Debentures		146,981	166,489	20,231	107,280	14,601,705	340,000	15,382,686
Other financial liabilities		2,482,155	13,797	21,343	36,689	773,066	36,238	3,363,288
	~~W~~	2,897,918	587,482	499,606	511,358	20,484,511	1,011,781	25,992,656
Off-balance item(*):
Guarantee	~~W~~	138,239	-	-	-	-	-	138,239
Unused credit commitments		76,653,756	-	-	-	-	-	76,653,756
	~~W~~	76,791,995	-	-	-	-	-	76,791,995

(*) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Financial Risk Management, Continued

(c)	Liquidity risk, continued

(i)Maturity analysis of non-derivative financial instruments, continued

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Over 5 years	Total

Assets:
Cash and due from banks	~~W~~	341,217	-	-	-	-	-	341,217
Credit card assets at amortized cost, etc.		9,874,876	5,725,393	3,379,009	3,703,051	5,521,849	231,073	28,435,251
Financial assets at FVTPL		953,943	-	-	-	-	-	953,943
Financial assets at FVOCI		-	-	-	-	-	34,519	34,519
Other financial assets		590,173	63	417	-	-	81,338	671,991
	~~W~~	11,760,209	5,725,456	3,379,426	3,703,051	5,521,849	346,930	30,436,921
Liabilities:
Borrowings	~~W~~	262,650	328,212	92,156	186,343	4,194,755	-	5,064,116
Debentures		154,936	577,349	1,042,465	1,861,810	11,156,293	208,318	15,001,171
Other financial liabilities		2,837,645	15,155	22,505	41,151	208,763	42,296	3,167,515
	~~W~~	3,255,231	920,716	1,157,126	2,089,304	15,559,811	250,614	23,232,802
Off-balance item(*):
Guarantee	~~W~~	63,468	-	-	-	-	-	63,468
Unused credit commitments		71,896,628	-	-	-	-	-	71,896,628
	~~W~~	71,960,096	-	-	-	-	-	71,960,096

(*) Guarantee and unused credit commitments are classified into the earliest possible period because the payment must be executed immediately if the counterparty requests payment.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Financial Risk Management, Continued

(c)	Liquidity risk, continued

(ii)Maturity analysis of derivatives financial instruments

The maturity analysis including the remaining contractual maturities for the derivatives as of December 31, 2019 and 2018 is as follows.

The amounts shown in the table were calculated based on the information below.

-	Gross settlement: gross amount of cash received or paid
-	Net settlement: net amount of cash received or paid

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	More than 5 years~	Total
Net settlement cash outflow	~~W~~	(858)	(1,639)	(2,548)	(5,702)	(22,829)	-	(33,576)
Gross settlement cash inflow		-	2,160	-	5,183	41,466	375,679	424,488
Gross settlement cash outflow		-	(1,442)	-	(3,408)	(27,358)	(376,725)	(408,933)
	~~W~~	(858)	(921)	(2,548)	(3,927)	(8,721)	(1,046)	(18,021)

		2018
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 years	Total
Net settlement cash outflow	~~W~~	(271)	(793)	(1,093)	(2,543)	(17,177)	(21,877)
Gross settlement cash inflow		892	-	1,004	112,784	-	114,680
Gross settlement cash outflow		(522)	-	(522)	(114,972)	-	(116,016)
	~~W~~	99	(793)	(611)	(4,731)	(17,177)	(23,213)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Financial Risk Management, Continued

(d)	Market risk

Market risk from trading positions is the risk that changes in market prices, such as foreign exchange rates, interest rates, and equity prices will affect the Company’s income or the value of its holdings of financial instruments.  The Company is exposed to interest rate risk of financial assets and liabilities in the case of non-trading assets and interest rate risk of MMF(Money Market Fund) and MMT(Money Market Trust) in the case of trading assets and only foreign exchange rate risk because the Company hedges all cash flows of foreign currency liabilities with currency rate swaps.  The Company is exposed to only equity price risk of foreign currency equity securities.

The Company assesses risks of expected transactions and sets up limits to control market risks to the extent that the Company can handle.  The Company assessed market risks on the basis of the Basel standard methodology and the Historical VaR(Value at Risk) method, established risk limits respectively, monitored, and established an action plan in case that market risks get close to, or exceed limits.

(i)Market risk management from trading positions

The Company assessed market risk from trading positions using the standard methodology of Financial Supervisory Service.  The following represents the Company’s assessment of its potential loss in financial assets at fair value through profit or loss as of December 31, 2019 and 2018 and trading financial assets as of December 31, 2019 and 2018 that are exposed to the respective risks:

		2019
		Average	High	Low	At December 31
Interest rate risk	~~W~~	3,683	5,160	2,225	4,401

		2018
		Average	High	Low	At December 31
Interest rate risk	~~W~~	3,949	6,079	2,618	4,770

(ii) VaR and EaR management from non-trading positions

Interest rate risk from non-trading positions

The principal market risk from non-trading activities of the Company is interest rate risk.  The Company makes an effort to minimize variations of net assets and profit by assessing and controlling interest rate risk of non-trading positions.  Interest rate VaR and EaR to which real interest rate variations of assets and liabilities are applied are used to assess interest rate risk.

Interest rate VaR estimates, at a 99.9% confidence level, the expected maximum loss assuming a one-year holding period.  The Company calculates the interest rate VaR using an internal model which has been designed to apply historical interest rate scenarios provided by accompanying net asset value simulations due to interest rate changes.

Interest rate EaR (Earning at Risk) is the maximum expected loss of net interest income within the next year due to negative variations of interest rates.  Interest rates EaR is assessed considering interest rate repricing gap, differences between expected interest rate variation timing and target period (one year), and expected interest rate variation.  Applied interest rate variation timing for each maturity level and interest rate shock (200bp) were suggested by Basel.  Financial assets of low sensitivity were excluded.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Financial Risk Management, Continued

(d)	Market risk, continued

(ii)VaR and EaR management from non-trading positions, continued

Interest rate risk from non-trading positions, continued

Interest rates VaR and EaR of non-trading positions as of December 31, 2019 and 2018 are as follows:

		2019	2018
Interest rate VaR	~~W~~	174,958	163,804
Interest rate EaR		29,842	19,453

Equity price risk and foreign exchange rate risk from non-trading positions

The Company assessed equity price risk and foreign exchange rate risk from foreign currency equity securities and foreign currency deposits of non-trading positions using the Historical VaR method.  Assuming that asset returns are possible in case of crisis, historical VaR of the equity price and foreign currency rate is calculated at bottom 99% of 10 day holding period volatility for one year (250 trading days) in reporting date.  Total VaR is calculated assuming that equity price risk and foreign exchange rate risk occur at the same time.  Variance effect is calculated based on the difference between the total VaR and the sum of price risk and foreign exchange rate risk.

The Company does not have any non-trading positions that are exposed to equity risk and foreign exchange rate risk.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Financial Risk Management, Continued

(d)	Market risk, continued

(iii)Foreign exchange risk

The Company has been exposed to foreign exchange risk of financial assets and financial liabilities denominated in a foreign currency other than the functional currency, Korean won.  Cash outflows of liabilities denominated by foreign currency were hedged by currency rate swap. Exposures to foreign exchange risk of foreign currency denominated assets and liabilities as of December 31, 2019 and 2018 are as follows:

(In millions of U.S. dollars, millions of Indonesian Rupiah, millions of Kazakhstani Tenge, millions of Vietnamese Dong, and millions of won)

2019Foreign currencyKRWequivalentUSDIDRKZTVNDDeposit1---W54Loans80-　-　-　92,624Borrowings(400)-　-　-　(463,120)Other financial liabilities(448)-　-　-　(518,931)On-balance exposure(767)-　-　-　(889,373)Derivatives320---370,496Payment guarantee(6)(694,982)(1,000)(1,400,000)(138,239)Off-balance derivative exposure314(694,982)　(1,000)　(1,400,000)　232,257Net position(453)(694,982)(1,000)(1,400,000)W(657,116)

(In millions of U.S. dollars, millions of Indonesian Rupiah, millions of Kazakhstani Tenge, and millions of won)

2018Foreign currencyKRWequivalentUSDIDRKZTDeposit1--W18Debentures(100)--　(111,810)On-balance exposure(99)--　(111,792)Derivatives100--111,810Payment guarantee(7)(7,000,000)(1,000)(63,468)Off-balance derivative exposure93(7,000,000)(1,000)　48,342Net position(6)(7,000,000)(1,000)W(63,450)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

4.	Financial Risk Management, Continued

(e)	Capital risk management

The Company has exposure to credit risk, liquidity risk, and market risk.  By maintaining an optimal capital structure, the Company’s objective is to control its financial risks, enhance its safety and soundness, stabilize the financial system, and advance the Company’s credit standing.

The Company operates the credit card business under the Specialized Credit Finance Business Act.  Accordingly, the Company should obey the Regulations on Supervision of Specialized Credit Finance Business.  The regulations require the Company to maintain an adjusted equity capital ratio of more than 8%.  Adjusted total assets and adjusted equity capital for the ratio are based on the separate statements of financial position and adjusted by the regulation that considered standards of the Bank for International Settlements and the nature of credit card business. The Company complied with the regulatory requirement for the adjusted equity capital ratio.

5.	Significant Estimates and Judgments

The preparation of separate financial statements requires the application of certain critical estimates and judgments relative to the future. These critical estimates and judgments are assessed continually based on the elements like historic experiences and reasonably predictable future events under current conditions.  Management’s estimated outcomes may differ from actual outcomes.

Information about judgments on accounting assumptions and estimates, including significant risk that may result in a material adjustment in the reported amounts of assets and liabilities within the financial year are included in the following notes.

(a)	Valuation of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Company determines valuation methods and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted valuation models in the market to internally developed valuation model that incorporates various types of assumptions and variables.

(b)	Allowance for doubtful accounts

(i)Individually assessed loan impairment

In assessing individual impairment, it is based on the best estimation of the Company’s management about the present value of estimated future cash flows of secured financial assets.  The present value is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

(ii)Collectively assessed loan impairment

In assessing collective impairment, future cash flow of financial assets applicable to collective impairment assessment is estimated by using statistical method of historical trends of the probability of default, and the loss rate at default, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical method.  In adjusting the future cash flow by historical method, the result has to be in line with changes and trends of observable data (e.g. loan and borrower type, credit rating, EAD by periods, significant changes in credit rating, recovery period and other variables).  Methodologies and assumptions used to estimate future cash flow are reviewed on regular basis in order to narrow down discrepancy between impairment loss estimation and actual loss.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

5.	Significant Estimates and Judgments, Continued

(c)	Qualifying hedge relationships

In designating financial instruments in qualifying hedge relationships, the Company has determined that it expects the hedges to be highly effective over the period of the hedging relationship.  In accounting for derivatives as cash flow hedges, the Company has determined that the hedged cash flow exposure relates to highly probable future cash flows.

(d)	Liability for defined benefit obligations

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.

The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

(e)	Income taxes

Within the normal business process, there are various types of transactions and different accounting methods that may add uncertainties to the reliability of tax assets.  The Company has recognized current and deferred taxes that reflect tax consequences that would follow from the manner in which the entity expects, at the end of the reporting year, to recover or settle the carrying amount of its assets and liabilities.  However, actual income tax in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred taxes at the year when the final tax effect is conformed.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

6.	Fair Value Measurement of Financial Instruments

The Company primarily uses the published price quotations in an active market for measurement of the fair value of financial instruments.  If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.

The Company uses diverse valuation techniques under reasonable assumptions which are based on the observable inputs in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Company measures fair values using the following fair value hierarchy that reflects the significance of the inputs used in making the measurements:

- Quoted market price (unadjusted) in an active market for an identical instrument (Level 1)

- Valuation techniques based on observable inputs, either directly or indirectly (Level 2)

- Valuation techniques using significant unobservable inputs (Level 3)

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety.  For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.  If a fair value measurement uses observable inputs that require significant adjustments based on unobservable inputs, that measurement is a Level 3 measurement.  Assessing the significance of a particular input to the fair value measurement in its entirety requires judgment, considering factors specific to the asset or liability.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value

(i)	Fair value measurement methods of financial instruments that are measured at fair value are as follows:

Fair value measurement methods

Financial assets at fair value through profit or loss

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  The fair value of investments in money market funds, etc. is determined by the sum of acquisition cost and accrued interest.  Fair value of debt securities which are not quoted in an active market are determined at the amount which is present value of the future cash flow estimated reasonably discounted by the rate considering the counterparty’s credit risk. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

Derivative assets Derivative liabilities

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  If the market is not active, fair value is determined at the amount which is present value of the future cash flow reasonably estimated considering the counterparty’s credit risk and discounted by the appropriate rate such as a risk free rate. If observable market data for the valuation is not available enough, the valuation result of the qualified external institutes is used as fair value.

Financial assets at fair value through other comprehensive income

In case that the market of a financial instrument is active, fair value is established at the closing quoted price as of the last day for the reporting period.  Fair value of equity securities which are not quoted in an active market are measured by the valuation model of independent and professional institutes using reliable data. Equity instruments that do not have a quoted market price in an active market and whose fair value are not reliably measurable are measured at cost as an estimate of fair value.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(ii) The fair value measurements classified by fair value hierarchy as of December 31, 2019 and 2018 are summarized as follows:

		2019
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	880,101	-	880,101
Debt securities at FVTPL		-	-	2,228	2,228
Equity securities at FVTPL		-	-	3,805	3,805
Derivative financial assets for hedging		-	472	-	472
Equity securities at FVOCI		-	-	35,938	35,938
	~~W~~	-	880,573	41,971	922,544
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	36,530	-	36,530

		2018
		Level 1	Level 2	Level 3	Total

Financial assets
Beneficiary certificates at FVTPL	~~W~~	-	950,153	-	950,153
Debt securities at FVTPL		-	-	1,579	1,579
Equity securities at FVTPL		-	-	2,211	2,211
Derivative financial assets for hedging		-	310	-	310
Equity securities at FVOCI		-	-	34,519	34,519
	~~W~~	-	950,463	38,309	988,772
Financial liabilities
Derivative financial liabilities for hedging	~~W~~	-	23,293	-	23,293

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iii) Changes in level 3 of the fair value hierarchy

Changes of fair value measurement in level 3 for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Total

Balance at January 1, 2019	~~W~~	1,579	2,211	34,519	38,309
Net loss on valuation of financial assets at FVTPL		(351)	-	-	(351)
Net changes in the unrealized fair value of FVOCI		-	-	1,419	1,419
Acquisition		1,000	1,594	-	2,594
Balance at December 31, 2019	~~W~~	2,228	3,805	35,938	41,971

		2018
		Debt securities at FVTPL	Equity securities at FVTPL	Equity securities at FVOCI	Available-for-sale debt securities	Available-for-sale equity securities	Total

Balance at January 1, 2018	~~W~~	-	-	-	1,953	32,632	34,585
Effect of changes in accounting policies		1,955	1,501	31,129	(1,953)	(32,632)	-
Net loss on valuation of financial assets at FVTPL		(376)	-	-	-	-	(376)
Net changes in the unrealized fair value of FVOCI		-	-	3,290	-	-	3,290
Acquisition		-	710	300	-	-	1,010
Disposal		-	-	(200)	-	-	(200)
Balance at December 31, 2018	~~W~~	1,579	2,211	34,519	-	-	38,309

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(iv) Valuation techniques and inputs related to level 2

Information about valuation techniques and inputs in measuring financial instruments categorized as level 2 as of December 31, 2019 and 2018 are as follows:

	2019
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Sum of acquisition cost and accrued interest	Beneficiary Certificates	~~W~~	880,101	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		472	Discount rate Exchange rate Volatility, etc.
			~~W~~	880,573
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	36,530	Discount rate Exchange rate Volatility, etc.

	2018
	Valuation techniques	Type of financial instruments		Carrying amount	Significant inputs
Financial assets at FVTPL:
	Sum of acquisition cost and accrued interest	Beneficiary Certificates	~~W~~	950,153	Interest rate
Derivative assets:
	Discounted cash flow	Interest rate swap Currency swap		310	Discount rate Exchange rate Volatility, etc.
			~~W~~	950,463
Derivative liabilities:
	Discounted cash flow	Interest rate swap Currency swap	~~W~~	23,293	Discount rate Exchange rate Volatility, etc.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(a) Financial instruments measured at fair value, continued

(v) Valuation techniques and unobservable inputs in markets related to level 3

Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2019 and 2018 are as follows:

	2019
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value , etc.	Debt and equity securities	~~W~~	6,033	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		35,938	Discount rate Growth rate	8.02%~16.15%, 0.00%
		~~W~~	41,971

	2018
Valuation techniques	Type of financial instruments		Carrying amount	Significant unobservable inputs	Range of estimates for unobservable inputs

Financial assets at FVTPL:
Net asset value , etc.	Debt and equity securities	~~W~~	3,790	Asset value	-
Financial assets at FVOCI:
Discounted cash flow, etc.	Equity securities		34,519	Discount rate Growth rate	8.43% ~ 14.14% 0.00%
		~~W~~	38,309

(vi) Sensitivity to changes on unobservable inputs

For level 3 fair value measurement, a reasonably possible change in one or more of the unobservable inputs used to determine the fair value would have the following effect on profit or loss, or other comprehensive income:

			2019
Type of financial instrument		Favorable change	Unfavorable change
Financial assets at FVOCI (*)	~~W~~	3,955	(1,738)

(*) Changes in fair value have been assessed by increasing or decreasing unobservable input such as growth rate (0%~1%) and discount rate (-1%~1%).

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

6.	Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost

(i) The methods of measuring the fair value of financial instruments measured at amortized cost are as follows:

Fair value measurement methods

Cash and due from banks

Carrying amount of cash is the same as fair value.  Carrying amount (matured within three months at acquisition date) is used as approximation of fair value for cash equivalents.  Fair value of other due from banks is present value of expected cash flows discounted by the rate considering market interest rate and spread.

Credit card assets at amortized cost, etc.

Fair value of credit card assets at amortized cost, etc. is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for credit card assets for lump-sum purchase and cash advances which contractual credit period granted is less than three months.

Other financial assets

Fair value of other financial assets is present value of expected cash flows discounted by the rate considering market interest rate and counterparty’s credit ratings.  However, carrying amount is used as approximation of fair value for other financial assets when reliable expected cash flow is not available.

Borrowings

Carrying amount is used as approximation of fair value for short-term borrowings including call money.  Fair value of the other borrowings is present value of expected cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Debentures

Where the market of a financial instrument is active, fair value is established at the quoted price.  Fair value of debentures which quoted market price is not available is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings.

Other financial liabilities

Fair value of other financial liabilities is determined to be the present value of contractual cash flows discounted by the rate considering market interest rate and the Company’s credit ratings. Carrying amount is used as approximation of fair value of liabilities when reliable expected cash flows are not available.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(ii) The carrying amount and the fair value of financial instruments measured at amortized cost as of December 31, 2019 and 2018 are as follows:

		2019
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Cash	~~W~~	7	-	-	7	7
Deposits		528,670	-	-	528,670	528,670
Credit card assets		23,805,720	(53,475)	(847,228)	22,905,017	23,271,226
Loans		1,260,684	242	(22,379)	1,238,547	1,256,953
Installment assets		3,156,909	40,783	(28,419)	3,169,273	3,178,982
Lease assets		1,179,738	(649)	(11,727)	1,167,362	1,190,501
Other assets		605,133	(2,723)	(15,983)	586,427	586,748
	~~W~~	30,536,861	(15,822)	(925,736)	29,595,303	30,013,087
Financial liabilities
Borrowings	~~W~~	6,372,977	-	-	6,372,977	6,402,559
Debentures in won		15,235,000	(9,250)	-	15,225,750	15,382,410
Other liabilities		3,363,289	(25,175)	-	3,338,114	3,340,805
	~~W~~	24,971,266	(34,425)	-	24,936,841	25,125,774

		2018
		Carrying amount				Fair value
		Balance	Deferred loan origination costs and others	Allowance for doubtful accounts	Total

Financial assets
Cash	~~W~~	1	-	-	1	1
Deposits		341,216	-	-	341,216	341,216
Credit card assets		22,273,905	(50,389)	(793,258)	21,430,258	21,758,167
Loans		990,055	463	(16,567)	973,951	988,500
Installment assets		2,637,422	31,322	(18,694)	2,650,050	2,661,155
Lease assets		1,169,555	(666)	(9,631)	1,159,258	1,167,164
Other assets		671,991	(2,862)	(11,077)	658,052	658,181
	~~W~~	28,084,145	(22,132)	(849,227)	27,212,786	27,574,384
Financial liabilities
Borrowings	~~W~~	4,910,631	-	-	4,910,631	4,888,358
Debentures in won		14,040,000	(8,487)	-	14,031,513	14,093,377
Debentures in foreign currency		111,810	(35)	-	111,775	112,977
Other liabilities		3,167,515	(14,964)	-	3,152,551	3,153,721
	~~W~~	22,229,956	(23,486)	-	22,206,470	22,248,433

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

6.	Fair Value Measurement of Financial Instruments, Continued

(b) Financial instruments measured at amortized cost, continued

(iii) The fair value hierarchy of financial instruments which are measured at amortized cost in the separate statement of financial position as of December 31, 2019 and 2018 is as follows:

		2019
		Level 1	Level 2		Level 3	Total
Financial assets
Cash	~~W~~	7		-	-		7
Deposits		528,665		5	-		528,670
Credit card assets		-		-	23,271,226		23,271,226
Loans		-		-	1,256,953		1,256,953
Installment assets		-		-	3,178,982		3,178,982
Lease assets		-		-	1,190,501		1,190,501
Other assets		-		-	586,748		586,748
	~~W~~	528,672		5	29,484,410		30,013,087
Financial liabilities:
Borrowings	~~W~~	-		-	6,402,559		6,402,559
Debentures in won		-		-	15,382,410		15,382,410
Other liabilities		-		-	3,340,805		3,340,805
	~~W~~	-		-	25,125,774		25,125,774

		2018
		Level 1	Level 2	Level 3	Total
Financial assets
Cash	~~W~~	1	-	-	1
Deposits		341,166	50	-	341,216
Credit card assets		-	-	21,758,167	21,758,167
Loans		-	-	988,500	988,500
Installment assets		-	-	2,661,155	2,661,155
Lease assets		-	-	1,167,164	1,167,164
Other assets		-	-	658,181	658,181
	~~W~~	341,167	50	27,233,167	27,574,384
Financial liabilities:
Borrowings	~~W~~	-	-	4,888,358	4,888,358
Debentures in won		-	-	14,093,377	14,093,377
Debentures in foreign currency		-	-	112,977	112,977
Other liabilities		-	-	3,153,721	3,153,721
	~~W~~	-	-	22,248,433	22,248,433

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Categories of Financial Instruments

(a)	The carrying amounts of the categories of financial assets as of December 31, 2019 and 2018 are summarized as follows:

		2019
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	528,677	-	-	528,677
Financial assets at FVTPL		886,134	-	-	-	886,134
Derivative assets		-	-	-	472	472
Credit card assets at amortized cost, etc.		-	28,480,199	-	-	28,480,199
Financial assets at FVOCI		-	-	35,938	-	35,938
Other financial assets		-	586,427	-	-	586,427
	~~W~~	886,134	29,595,303	35,938	472	30,517,847

		2018
		Financial assets at FVTPL	Financial assets at amortized cost	Financial assets at FVOCI	Derivative for hedge	Total

Cash and due from banks	~~W~~	-	341,217	-	-	341,217
Financial assets at FVTPL		953,943	-	-	-	953,943
Derivative assets		-	-	-	310	310
Credit card assets at amortized cost, etc.		-	26,213,517	-	-	26,213,517
Financial assets at FVOCI		-	-	34,519	-	34,519
Other financial assets		-	658,052	-	-	658,052
	~~W~~	953,943	27,212,786	34,519	310	28,201,558

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Categories of Financial Instrument, Continued

(b)	The carrying amounts of the categories of financial liabilities as of December 31, 2019 and 2018 are summarized as follows:

		2019
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	36,530	36,530
Borrowings		6,372,977	-	6,372,977
Debentures		15,225,750	-	15,225,750
Other liabilities		3,338,114	-	3,338,114
	~~W~~	24,936,841	36,530	24,973,371

		2018
		Financial liabilities measured at amortized cost	Derivative for hedge	Total

Derivative liabilities	~~W~~	-	23,293	23,293
Borrowings		4,910,631	-	4,910,631
Debentures		14,143,288	-	14,143,288
Other liabilities		3,152,551	-	3,152,551
	~~W~~	22,206,470	23,293	22,229,763

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Categories of Financial Instrument, Continued

(c)	Net gains (losses) of categories of financial instruments for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income (loss), net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Financial assets at FVTPL	~~W~~	-	-	-	-	27	-	20,327	20,354	-
Financial assets at amortized cost		2,147,870	-	1,424,773	(1,208,118)	-	(521,544)	52,086	1,895,067	-
Financial assets at FVOCI		-	-	-	-	814	-	-	814	1,029
Derivative for hedge		-	-	-	-	-	-	-	-	321
		2,147,870	-	1,424,773	(1,208,118)	841	(521,544)	72,413	1,916,235	1,350
Financial liabilities:
Financial liabilities at amortized cost		-	(473,488)	-	-	-	-	(5,986)	(479,474)	-
Derivative for hedge		-	-	-	-	-	-	790	790	(9,696)
		-	(473,488)	-	-	-	-	(5,196)	(478,684)	(9,696)
	~~W~~	2,147,870	(473,488)	1,424,773	(1,208,118)	841	(521,544)	67,217	1,437,551	(8,346)

		2018
		Interest income	Interest expense	Fee and commission income	Fee and commission expense	Dividend income	Provision for credit loss allowance	Other operating income (loss), net	Net income (loss)	Other comprehensive income (loss)
Financial assets:
Financial assets at FVTPL	~~W~~	-	-	-	-	20	-	55,567	55,587	-
Financial assets at amortized cost		1,987,231	-	1,484,645	(1,252,098)	-	(454,577)	46,807	1,821,008	-
Financial assets at FVOCI		-	-	-	-	1,373	-	-	1,373	2,385
Derivative for hedge		-	-	-	-	-	-	-	-	(1,764)
		1,987,231	-	1,484,645	(1,252,098)	1,393	(454,577)	102,374	1,877,968	621
Financial liabilities:
Financial liabilities at amortized cost		-	(421,943)	-	-	-	-	(5,141)	(427,084)	-
Derivative for hedge		-	-	-	-	-	-	4,670	4,670	(15,181)
		-	(421,943)	-	-	-	-	(471)	(422,414)	(15,181)
	~~W~~	1,987,231	(421,943)	1,484,645	(1,252,098)	1,393	(454,577)	101,903	1,455,554	(14,560)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

7.	Categories of Financial Instrument, Continued

(d)	The amounts of foreign exchange differences recognized in profit or loss for each category of financial instruments for the years ended December 31, 2019 and 2018 are summarized as follows:

		2019			2018
		Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount	Gain on foreign currency transaction	Loss on foreign currency transaction	Net amount

Financial assets at amortized cost	~~W~~	59,272	(18,928)	40,344	41,820	(5,629)	36,191
Financial liabilities at amortized cost		260	(6,246)	(5,986)	349	(5,490)	(5,141)
	~~W~~	59,532	(25,174)	34,358	42,169	(11,119)	31,050

8.  Offsetting Financial Assets and Financial Liabilities

Financial assets and financial liabilities subject to offsetting, enforceable master netting arrangements and similar agreements as of December 31, 2019 and 2018 are as follows:

		2019
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	472	-	472	472	-	-
Uncollected spot exchange		9,379	-	9,379	9,379	-	-
Financial liabilities:
Derivatives		36,530	-	36,530	472	-	36,058
Unpaid spot exchange		9,379	-	9,379	9,379	-	-

		2018
		Gross amounts recognized	Gross amounts recognized for offsetting	Net amounts of financial instruments	Amounts not subject to offsetting		Net amount
					Financial instruments	Cash collateral received

Financial assets:
Derivatives	~~W~~	310	-	310	310	-	-
Financial liabilities:
Derivatives		23,293	-	23,293	310	-	22,983

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

9.	Cash and Due from Banks

(a)	Details of cash and due from banks as of December 31, 2019 and 2018 are as follows:

		2019	2018

Cash	~~W~~	7	1
Deposits in won:
Deposits on demand		508,892	320,517
Current deposits		18,135	17,745
Foreign currency deposits		54	18
Time deposits		5	50
Deposit for checking accounts		31	31
Others		1,553	2,855
	~~W~~	528,677	341,217

(b)	Restricted due from banks as of December 31, 2019 and 2018 are as follows:

		2019	2018	Restrictions

Time deposits
Shinhan Bank	~~W~~	5	50	Pledged as collateral for cash advances

Other deposits
Woori Bank and others		31	31	Deposit for checking accounts
	~~W~~	36	81

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

10.	Financial Assets at FVTPL

(a)	Details of financial assets at FVTPL as of December 31, 2019 and 2018 are as follows, and no financial assets are designated as at FVTPL.

		2019	2018

Beneficiary certificates	~~W~~	880,101	950,153
Debt securities		2,228	1,579
Equity securities		3,805	2,211
	~~W~~	886,134	953,943

(b)	Net income on financial assets at FVTPL for the years ended December 31, 2019 and 2018 is as follows:

		2019	2018

Gain on valuation	~~W~~	100	153
Loss on valuation		(351)	(376)
Gain on sale		14,037	16,920
Other income		6,541	38,870
	~~W~~	20,327	55,567

(c) Dividend income on financial assets at FVTPL for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	27	20

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

11.	Derivatives

(a)	Derivative assets and liabilities

The notional amounts and fair values of derivative assets and liabilities as of December 31, 2019 and 2018 are as follows:

		2019			2018
		Notional amounts	Fair value		Notional amounts	Fair value
			Assets	Liabilities		Assets	Liabilities

Currency swap	~~W~~	370,496	-	4,458	111,810	-	2,508
Interest rate swap		1,740,000	472	32,072	1,540,000	310	20,785
	~~W~~	2,110,496	472	36,530	1,651,810	310	23,293

(b)	Gains (losses) on derivatives

Gains (losses) on valuation of derivatives for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Gain on valuation of derivatives	~~W~~	-	4,670
Gain on derivatives transactions		8,457	-
Loss on valuation of derivatives		(2,784)	-
Loss on derivatives transactions		(4,883)	-
Gain on derivatives	~~W~~	790	4,670

(c)	Hedge accounting

(i) Risk management strategy

The Company deals with derivative financial instruments to avoid interest rate risk and exchange risk. The Company applies cash flow hedge accounting that utilizes interest rate swap and currency swap to avoid the risk of cash flow variability from borrowings in won, debentures in won and debentures in foreign currency due to market interest rate and foreign exchange rate.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

11.	Derivatives, Continued

(c)	Hedge accounting, continued

(ii) The timing of the nominal amount of the hedging instrument and the average rate as of December 31, 2019 and 2018 are as follows:

		2019
		Within 1 year	Over 1 year ~ 2 years	Over 2 year ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	More than 5 years	Total

Cash flow hedge
Currency swap	~~W~~	-	-	-	-	-	370,496	370,496
Interest rate swap		305,000	280,000	385,000	770,000	-	-	1,740,000
	~~W~~	305,000	280,000	385,000	770,000	-	370,496	2,110,496
Average hedging ratio		100%	100%	100%	100%	-	100%	100%

		2018
		Within 1 year	Over 1 year ~ 2 years	Over 2 year ~ 3 years	Over 3 year ~ 4 years	Over 4 year ~ 5 years	Total

Cash flow hedge
Currency swap	~~W~~	111,810	-	-	-	-	111,810
Interest rate swap		150,000	265,000	230,000	235,000	660,000	1,540,000
	~~W~~	261,810	265,000	230,000	235,000	660,000	1,651,810
Average hedging ratio		100%	100%	100%	100%	100%	100%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

11.	Derivatives, Continued

(c)	Hedge accounting, Continued

(iii) The effect that hedge accounting has had on the separate statement of financial position and separate statement of comprehensive income

ⓐ The effect that hedge instruments have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2019 and 2018 is as follows:

		2019
		Nominal amount	Derivative assets	Derivative liabilities	Gain (Loss) on derivatives	Other comprehensive loss	Changes in fair value

Cash flow hedge
Exchange risk
Currency swap	~~W~~	370,496	-	4,458	2,526	(1,309)	(1,806)
Interest rate risk
Interest rate swap		1,740,000	472	32,072	-	(8,066)	(11,126)
Fair value hedge
Exchange risk
Currency forward		-	-	-	(1,736)	-	-
	~~W~~	2,110,496	472	36,530	790	(9,375)	(12,932)

		2018
		Nominal amount	Derivative assets	Derivative liabilities	Gain on derivatives	Other comprehensive loss	Changes in fair value

Cash flow hedge
Exchange risk
Currency swap	~~W~~	111,810	-	2,508	4,670	(135)	(186)
Interest rate risk
Interest rate swap		1,540,000	310	20,785	-	(16,810)	(23,187)
	~~W~~	1,651,810	310	23,293	4,670	(16,945)	(23,373)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

11.	Derivatives, Continued

(c)	Hedge accounting, continued

(iii) The effect that hedge accounting has had on the statement of financial position and statement of comprehensive income, continued

ⓑ The effect that hedged items have had on the separate statement of financial position and separate statement of comprehensive income as of and for the years ended December 31, 2019 and 2018 is as follows:

		2019
		Borrowings	Debentures	Interest expense	Gain (Loss) on foreign currency transactions	Cash flow hedge reserve

Cash flow hedge
Currency swap
Debentures in foreign currency	~~W~~	-	-	(1,078)	(4,669)	-
Borrowing in foreign currency		370,496	-	(799)	2,145	(1,213)
Interest rate swap
Debentures in won		-	1,539,158	(38,090)	-	(21,994)
Borrowings in won		150,000	-	(3,972)	-	(916)
Fair value hedge
Currency forward
Deposit in currency		-	-	-	1,975	-
Loan in foreign currency		-	-	-	(239)	-
	~~W~~	520,496	1,539,158	(43,939)	(788)	(24,123)

		2018
		Borrowings	Debentures	Interest expense	Loss on foreign currency transactions	Cash flow hedge reserve

Cash flow hedge
Currency swap
Debentures in foreign currency	~~W~~	-	111,775	(2,106)	(4,670)	96
Interest rate swap
Debentures in won		-	1,339,005	(28,026)	-	(14,785)
Borrowings in won		200,000	-	(2,036)	-	(59)
	~~W~~	200,000	1,450,780	(32,168)	(4,670)	(14,748)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

11.	Derivatives, Continued

(c)	Hedge accounting, continued

(iv) Cash flow hedge activity

For cash flow hedges, the amount that was recognized in other comprehensive income and the amount that was reclassified from equity to profit or loss for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Recognized in other comprehensive income	~~W~~	(10,405)	(18,702)
Reclassified from equity to loss		(2,526)	(4,670)
Deferred tax effect		3,556	6,427
Changes in accumulated other comprehensive loss, net	~~W~~	(9,375)	(16,945)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

12.	Credit Card Assets Measured at Amortized Cost, etc.

(a)	Details of credit card assets measured at amortized cost, etc. as of December 31, 2019 and 2018 are as follows:

		2019	2018

Credit card assets:
Lump-sum purchases	~~W~~	6,453,176	5,896,229
Installment purchases		6,823,148	6,511,323
Cash advances		1,742,127	1,845,487
Revolving cash advances		121,826	140,738
Revolving purchases		1,903,993	1,603,675
Card loans		6,491,688	6,036,604
Restructured loans		269,243	238,998
Purchasing card		519	851
Less : Allowance for doubtful accounts		(847,228)	(793,258)
Present value discount account		(23,960)	(20,161)
Deferred loan origination fees		(29,515)	(30,228)
		22,905,017	21,430,258
Loans:
General loans		863,623	545,238
Factoring receivables		125,532	147,095
Commercial paper		178,447	297,145
Other		93,082	577
Less : Allowance for doubtful accounts		(22,379)	(16,567)
Add : Deferred loan origination costs		242	463
		1,238,547	973,951
Installment financing assets:
Installment for cars		3,140,399	2,623,967
Installment for others		16,510	13,455
Less : Allowance for doubtful accounts		(28,419)	(18,694)
Add : Deferred loan origination costs		40,783	31,322
		3,169,273	2,650,050
Lease assets:
Financing lease receivables		1,179,582	1,169,419
Cancelled financing lease receivables		156	136
Less : Allowance for doubtful accounts		(11,727)	(9,631)
Deferred loan origination fees		(649)	(666)
		1,167,362	1,159,258
	~~W~~	28,480,199	26,213,517

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

12. Credit Card Assets Measured at Amortized Cost etc., Continued

(b)	Changes in the gross carrying amount of credit card assets at amortized cost, etc. for the years ended December 31, 2019 and 2018 are as follows:

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	22,502,055	4,114,878	434,734	27,051,667
12 month expected credit losses substitution		402,591	(402,363)	(228)	-
Lifetime expected credit losses substitution		(771,933)	772,958	(1,025)	-
Credit-impaired financial assets substitution		(52,700)	(31,306)	84,006	-
Execution		2,468,512	201,431	300,441	2,970,384
Write-offs		(91,819)	(197,014)	(343,266)	(632,099)
Ending balance		24,456,706	4,458,584	474,662	29,389,952
Allowance for doubtful accounts		(204,404)	(391,006)	(314,343)	(909,753)
Net carrying amount	~~W~~	24,252,302	4,067,578	160,319	28,480,199

		2018
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	20,069,523	3,998,634	396,355	24,464,512
12 month expected credit losses substitution		405,911	(405,506)	(405)	-
Lifetime expected credit losses substitution		(718,324)	718,907	(583)	-
Credit-impaired financial assets substitution		(49,116)	(34,306)	83,422	-
Execution		2,915,592	124,970	280,296	3,320,858
Recoveries		-	(112,889)	-	(112,889)
Write-offs		(78,866)	(174,932)	(324,351)	(578,149)
Disposal of loans		(42,665)	-	-	(42,665)
Ending balance		22,502,055	4,114,878	434,734	27,051,667
Allowance for doubtful accounts		(186,377)	(362,389)	(289,384)	(838,150)
Net carrying amount	~~W~~	22,315,678	3,752,489	145,350	26,213,517

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

12. Credit Card Assets Measured at Amortized Cost etc., Continued

(c)	Changes in allowance for credit card assets at amortized cost, etc. for the years ended December 31, 2019 and 2018 are as follows:

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	186,377	362,389	289,384	838,150
12 month expected credit losses substitution		21,862	(21,729)	(133)	-
Lifetime expected credit losses substitution		(13,350)	13,862	(512)	-
Credit-impaired financial assets substitution		(1,017)	(2,812)	3,829	-
Provision for credit loss allowance		102,350	236,310	152,157	490,817
Write-offs		(91,819)	(197,014)	(343,266)	(632,099)
Unwinding effect		-	-	(5,505)	(5,505)
Recoveries		-	-	203,152	203,152
Others		1	-	15,237	15,238
Ending balance	~~W~~	204,404	391,006	314,343	909,753

		2018
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance (*)	~~W~~	171,160	342,379	266,512	780,051
12 month expected credit losses substitution		21,233	(20,958)	(275)	-
Lifetime expected credit losses substitution		(12,724)	13,092	(368)	-
Credit-impaired financial assets substitution		(1,025)	(2,892)	3,917	-
Provision for credit loss allowance		86,602	205,700	141,421	433,723
Write-offs		(78,866)	(174,932)	(324,351)	(578,149)
Unwinding effect		-	-	(2,871)	(2,871)
Disposal of loans		(302)	-	(83)	(385)
Recoveries		-	-	189,515	189,515
Others		299	-	15,967	16,266
Ending balance	~~W~~	186,377	362,389	289,384	838,150

(*) The balance of allowance for doubtful accounts in accordance with K-IFRS No.1109.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

12.	Credit Card Assets Measured at Amortized Cost etc., Continued

(d) Financing lease assets

Total investments in financing leases and the present value of minimum lease payments for each of the following periods as of December 31, 2019 and 2018 are as follows:

		2019
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	304,858	69,796	235,062
One year to five years		1,029,827	94,091	935,736
Over five years		8,982	42	8,940
	~~W~~	1,343,667	163,929	1,179,738

		2018
		Total investment	Unrealized interest income	Present value of minimum lease payment

Less than one year	~~W~~	316,425	59,327	257,098
One year to five years		988,140	82,158	905,982
Over five years		6,505	30	6,475
	~~W~~	1,311,070	141,515	1,169,555

(e)  Changes in deferred loan origination costs (fees)

Changes in deferred loan origination costs (fees) for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Beginning balance	~~W~~	891	2,860
Increase		(18,298)	(28,880)
Decrease		28,268	26,911
Ending balance	~~W~~	10,861	891

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

13.	Lease Assets

(a)	Details of lease assets as of December 31, 2019 and 2018 are as follows:

			2019			2018
		Operating lease assets	Cancelled financing lease assets	Prepaid Lease asset	Total	Operating lease assets	Cancelled financing lease assets	Total

Acquisition cost	~~W~~	684,878	1,239	517	686,634	418,671	663	419,334
Accumulated depreciation		(137,706)	(27)	-	(137,733)	(53,683)	(70)	(53,753)
Carrying amount	~~W~~	547,172	1,212	517	548,901	364,988	593	365,581

(b)	Future minimum lease payments as lessor under non-cancellable lease assets as of December 31, 2019 and 2018 are as follows:

		2019	2018

Less than one year	~~W~~	131,175	82,878
One year to five years		237,436	165,311
Over five years		83	10
	~~W~~	368,694	248,199

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

14. Right-of-Use Assets and Lease Liabilities

(a)	Changes in right-of-use assets included in property and equipment for the year ended December 31, 2019 are as follows:

		2019
		Buildings	Vehicles	Total

Beginning balance	~~W~~	49,542	27	49,569
Acquisition		5,460	-	5,460
Disposal		(501)	(3)	(504)
Depreciation		(18,620)	(24)	(18,644)
Remeasurement		491,246	-	491,246
Other		2,083	-	2,083
Ending balance	~~W~~	529,210	-	529,210

(b)	Changes in lease liabilities included in other liabilities for the year ended December 31, 2019 are as follows:

		2019
		Buildings	Vehicles	Total

Beginning balance	~~W~~	50,906	27	50,933
Acquisition		5,460	-	5,460
Payments		(17,343)	(24)	(17,367)
Termination		(556)	(3)	(559)
Interest expense		976	-	976
Remeasurement		491,246	-	491,246
Ending balance	~~W~~	530,689	-	530,689

(c)	Details of maturity of lease liabilities for the year ended December 31, 2019 are as follows:

		2019
		Less than 1 month	1~3 months	3~6 months	6 months ~ 1 year	1~5 Years	Over 5 years~	Total
Buildings(*)	~~W~~	110	221	646	508	539,455	-	540,940

(*)The amounts are undiscounted.

(d)	The amount of payments for leases of low-value assets is ~~W~~492 million, and there are no payments on short-term leases for the year ended December 31, 2019.

(e)	The amount of total cash outflow from leases recognized on the separate statements of cash flows is ~~W~~17,859 million.

(f)

Part of the amount of lease liabilities of buildings includes the exercise price of the Company’s purchase option.  The Company assesses at lease commencement date whether it is reasonably certain to exercise the purchase options. The Company reassesses whether it is reasonably certain to exercise the options if there is a significant event or significant changes in circumstances within its control.

The Company has estimated that the potential future lease payments, should it exercise the purchase option, would result in an increase in lease liability of ~~W~~491,246 million.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

15.	Financial Assets at FVOCI

(a)Details of financial assets at FVOCI as of December 31, 2019 and 2018 are as follows:

		2019	2018

Equity instruments designated as FVOCI	~~W~~	35,938	34,519

(b)	The fair value of an equity instruments designated as FVOCI investing in equity instruments as of December 31, 2019 and 2018 is as follows:

		2019	2018

Equity securities (*)	~~W~~	35,938	34,519

(*) The equity securities were exercised at the FVOCI option for the purpose of holding long term for the Company’s strategic purposes.

(c)	Details of dividend income of financial assets at FVOCI for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018
Dividend income recognized in assets held at the end of the reporting period
Equity securities	~~W~~	814	1,373

(d)	Changes of financial assets at FVOCI for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Equity securities
Beginning balance	~~W~~	34,519	-
Effect of changes in accounting policies		-	31,129
Acquisition		-	300
Disposal		-	(200)
Changes in fair value		1,419	3,290
Ending balance	~~W~~	35,938	34,519

(e)	There are no gains or losses on sales of financial assets at FVOCI for the years ended December 31, 2019 and 2018.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

16.	Property and Equipment

(a)	Details of property and equipment as of December 31, 2019 and 2018 are as follows:

		2019
		Land	Buildings	Others	Right–of-use assets	Total

Acquisition cost	~~W~~	31,106	7,150	392,586	549,120	979,962
Accumulated depreciation		-	(2,486)	(329,110)	(19,910)	(351,506)
Ending balance	~~W~~	31,106	4,664	63,476	529,210	628,456

		2018
		Land	Buildings	Others	Total

Acquisition cost	~~W~~	31,176	7,280	367,861	406,317
Accumulated depreciation		-	(2,270)	(316,398)	(318,668)
Ending balance	~~W~~	31,176	5,010	51,463	87,649

(b)	Changes in property and equipment for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Land	Buildings	Others	Right-of use assets	Total

Beginning balance	~~W~~	31,176	5,010	51,463	-	87,649
Effect of changes in accounting policies		-	-	(971)	49,569	48,598
Acquisition		-	-	33,090	5,460	38,550
Disposal		(70)	(95)	(453)	(504)	(1,122)
Depreciation		-	(251)	(20,776)	(18,644)	(39,671)
Others		-	-	1,123	493,329	494,452
Ending balance		31,106	4,664	63,476	529,210	628,456

		2018
		Land	Buildings	Others	Total

Beginning balance	~~W~~	31,176	5,262	44,506	80,944
Acquisition		-	-	21,404	21,404
Disposal		-	-	(510)	(510)
Depreciation		-	(252)	(19,526)	(19,778)
Others		-	-	5,589	5,589
Ending balance	~~W~~	31,176	5,010	51,463	87,649

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

16.	Property and Equipment, Continued

(c)	Insured assets:

   Details of insured assets as of December 31, 2019 are as follows:

Type of insurance	Assets covered	Insurance company		Amount covered
Property all risks policy	Buildings, etc.	Samsung Fire & Marine Insurance, Ltd.	~~W~~	47,951

In addition, the Company maintains transportation theft insurance, custody theft insurance for cash and securities and liability insurance, full insurance for vehicles.

17.	Intangible Assets

(a)	Details of intangible assets as of December 31, 2019 and 2018 are as follows:

		2019
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	16,258	55,776	23,180	95,214
Accumulated amortization		-	(28,137)	(14,909)	(43,046)
Impairment losses		(834)	(336)	-	(1,170)
Ending balance	~~W~~	15,424	27,303	8,271	50,998

		2018
		Club memberships	Development cost	Others	Total

Acquisition cost	~~W~~	15,613	38,170	22,562	76,345
Accumulated amortization		-	(19,999)	(10,139)	(30,138)
Impairment losses		(904)	(336)	-	(1,240)
Ending balance	~~W~~	14,709	17,835	12,423	44,967

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

17.	Intangible Assets, Continued

(b)	Changes in intangible assets for the years ended December 31, 2019 and 2018 are as follows, and amortization is included in general administrative expenses.

		2019
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	14,709	17,835	12,423	44,967
Acquisition		663	18,726	619	20,008
Disposal		(18)	-	-	(18)
Reclassification		-	(1,121)	-	(1,121)
Amortization		-	(8,137)	(4,771)	(12,908)
Impairment loss (*)		-	-	-	-
Reversal of impairment loss (*)		70	-	-	70
Ending balance	~~W~~	15,424	27,303	8,271	50,998

		2018
		Club memberships	Development cost	Others	Total

Beginning balance	~~W~~	14,655	19,000	5,864	39,519
Acquisition		19	11,776	8,875	20,670
Disposal		-	(93)	-	(93)
Reclassification		-	(5,787)	1,333	(4,454)
Amortization		-	(6,355)	(3,649)	(10,004)
Impairment loss (*)		-	(336)	-	(336)
Reversal of impairment loss (*)		35	-	-	35
Discard		-	(370)	-	(370)
Ending balance	~~W~~	14,709	17,835	12,423	44,967

(*) Impairment loss and reversal of impairment loss are recognized as non-operating income and expenses. Recoverable amount of club memberships is determined as the higher of its fair value less costs of disposal and fair value less costs to sell or value in use. Club memberships are tested for impairment by comparing its carrying amount with its recoverable amount.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

18.	Investments in Associates

(a)	Details of investments in associates as of December 31, 2019 and 2018 are as follows and measured at acquisition cost.

			2019			2018
Investee	Country	Fiscal year-end	Ownership		Carrying amount	Ownership		Carrying amount
Shinhancard 2015-1	Korea	December 31	-	~~W~~	-	0.5%	~~W~~	-
Shinhancard 2016-1	Korea	December 31	-		-	0.5%		-
Shinhancard 2017-1	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2017-2	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2017-3	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2018-1	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2018-2	Korea	December 31	0.5%		-	0.5%		-
Shinhancard 2019-1	Korea	December 31	0.5%		-	-		-
Shinhancard 2019-2	Korea	December 31	0.5%		-	-		-
Shinhancard 2019-3	Korea	December 31	0.5%		-	-		-
Shinhan Finance LLC	Kazakhstan	December 31	100%	~~W~~	16,599	100%	~~W~~	10,279
Shinhan Indo Finance	Indonesia	December 31	50% + 1 of the shares		16,865	50% + 1 of the shares		16,685
Shinhan Microfinance Co., Ltd.	Myanmar	December 31	100%		11,789	100%		6,916
Shinhan Vietnam Finance Co., Ltd.(*)	Vietnam	December 31	100%		170,194	-		-
				~~W~~	215,447		~~W~~	34,060

   (*) Prudential Vietnam Finance Co., Ltd has changed the entity name to Shinhan Vietnam Finance Co.,Ltd.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

18.	Investments in Associates, Continued

(b)	Changes in investments in associates for the years ended December 31, 2019 and 2018 are as follows:

		2019
Investee		Beginning balance	Acquisition	Impairment loss	Ending balance

Shinhan Finance LLC	~~W~~	10,279	6,320	-	16,599
Shinhan Indo Finance		16,865	-	-	16,865
Shinhan Microfinance Co., Ltd.		6,916	4,873	-	11,789
Shinhan Vietnam Finance Co., Ltd.		-	170,194	-	170,194
	~~W~~	34,060	181,387	-	215,447

		2018
Investee		Beginning balance	Acquisition	Impairment loss	Ending balance

Shinhan Finance LLC	~~W~~	10,279	-	-	10,279
Shinhan Indo Finance		17,518	3,940	(4,593)	16,865
Shinhan Microfinance Co., Ltd.		6,916	-	-	6,916
	~~W~~	34,713	3,940	(4,593)	34,060

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

19.	Other Assets

(a)	Details of other assets as of December 31, 2019 and 2018 are as follows:

		2019	2018

Guarantee deposits	~~W~~	79,422	81,338
Present value discount account		(2,723)	(2,862)
Accounts receivable		376,108	469,343
Allowance for doubtful accounts		(5,642)	(1,045)
Accrued income		147,561	119,766
Allowance for doubtful accounts		(10,341)	(10,032)
Advance payments		270,622	324,035
Prepaid expenses		62,546	69,326
Others		5,824	5,522
	~~W~~	923,377	1,055,391

(b)	Changes in allowance for other assets for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Beginning balance	~~W~~	11,077	8,688
Effect of changes in accounting policies		-	1,180
Provision for credit loss allowance		30,727	20,854
Write-offs		(27,012)	(20,622)
Recoveries		1,191	977
Ending balance	~~W~~	15,983	11,077

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

20.	Borrowings

Details of borrowings as of December 31, 2019 and 2018 are s follows:

	Interest rate (%)		2019	2018

Borrowings in won:
Commercial paper	1.55 ~ 2.58	~~W~~	1,560,000	1,625,000
Borrowings from Shinhan Financial Group Co., Ltd.	1.76 ~ 2.90		1,000,000	700,000
Bank overdrafts	2.77 ~ 2.83		55,000	-
SPC borrowings	1.34 ~ 2.36		3,294,857	2,585,631
Borrowings in foreign currency:
Borrowings from Shinhan Financial Group Co., Ltd.	2.79		463,120	-
		~~W~~	6,372,977	4,910,631

21.	Debentures

Details of debentures as of December 31, 2019 and 2018 are as follows:

	Maturity	Interest rate (%)		2019	2018

Debentures in won	2020.01.07~2026.12.06	1.38 ~ 3.21	~~W~~	15,235,000	14,040,000
Less: discount				(9,250)	(8,487)
				15,225,750	14,031,513
Debentures in foreign currency	-	-		-	111,810
Less: discount				-	(35)
				-	111,775
			~~W~~	15,225,750	14,143,288

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

22.	Employee Benefits

(a)  Defined benefit plan assets and liabilities as of December 31, 2019 and 2018 are as follows:

		2019	2018

Present value of defined benefit obligations	~~W~~	288,990	247,077
Fair value of plan assets		(255,992)	(229,142)
Recognized liabilities for defined benefit obligations	~~W~~	32,998	17,935

(b)  Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Defined benefit obligation	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	247,077	(229,142)	17,935
Recognized in profit or loss as incurred:
Current service cost		17,818	-	17,818
Interest expense (income)		7,299	(6,741)	558
		25,117	(6,741)	18,376
Recognized in other comprehensive income:
Remeasurement loss
-Actuarial losses
Demographic assumptions		3,665	-	3,665
Financial assumptions		7,572	-	7,572
Experience adjustments.		12,366	-	12,366
- Return on plan assets		-	2,150	2,150
		23,603	2,150	25,753
Others:
Contributions paid into the plan		-	(28,000)	(28,000)
Benefits paid by the plan		(7,072)	5,741	(1,331)
Others (*)		265	-	265
		(6,807)	(22,259)	(29,066)
Ending balance	~~W~~	288,990	(255,992)	32,998

(*) Transfer from/to related parties

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

22.	Employee Benefits, Continued

(b)  Changes in the present value of defined benefit obligations and plan assets for the years ended December 31, 2019 and 2018 are as follows, continued:

		2018
		Defined benefit obligations	Plan assets	Net defined benefit obligations

Beginning balance	~~W~~	233,788	(231,431)	2,357
Recognized in profit or loss as incurred:
Current service cost		17,306	-	17,306
Interest expense (income)		8,111	(9,124)	(1,013)
		25,417	(9,124)	16,293
Recognized in other comprehensive income:
Remeasurement loss (gain)
-Actuarial losses (gains)
Demographic assumptions		-	-	-
Financial assumptions		13,846	-	13,846
Experience adjustments.		(4,780)	-	(4,780)
- Return on plan assets		-	5,390	5,390
		9,066	5,390	14,456
Others:
Contributions paid into the plan		-	(15,131)	(15,131)
Benefits paid by the plan		(21,482)	21,154	(328)
Others (*)		288	-	288
		(21,194)	6,023	(15,171)
Ending balance	~~W~~	247,077	(229,142)	17,935

(*) Transfer from/to related parties

(c)	Details of the amounts included in the fair value of plan assets for each category of financial instruments as of December 31, 2019 and 2018 are as follows:

		2019		2018
		Amounts	Ratio	Amounts	Ratio

Cash and due from banks	~~W~~	-	0.0%	40	0.0%
Securities		255,493	99.8%	228,571	99.8%
Others		499	0.2%	531	0.2%
Fair value of plan assets	~~W~~	255,992	100.0%	229,142	100.0%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

22.	Employee Benefits, Continued

(d)	Actuarial assumptions as of December 31, 2019 and 2018 are as follows:

	2019	2018

Discount rate (AA0)	2.71%	3.02%
Future salary increasing rate	1.80% + step-up rate	1.80% + step-up rate
Average expected remaining years of service	9.67 years	9.30 years

(e)	Sensitivity analysis

The effects on defined benefit obligations from changes in actuarial assumptions within a reasonably possible range as of December 31, 2019 are as follows:

		Changes in the amount of defined benefit obligations

Discount rate (1%p decrease)	~~W~~	26,383
Discount rate (1%p increase)		(23,376)
Future salary increasing rate (1%p decrease)		(23,797)
Future salary increasing rate (1%p increase)		26,365

Sensitivity analyses do not consider the variance of all cash flows expected to occur in the plan but provide approximation of the sensitivity to the assumptions.

(f)	The amounts recognized as expenses for defined contribution plans are ~~W~~2,374 million and ~~W~~2,018 million for the years ended December 31, 2019 and 2018, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

23.	Provisions

(a) Changes in provisions for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Allowance for litigation	Allowance for unused credit commitments	Asset retirement	Other	Total

Beginning balance	~~W~~	29	147,046	5,353	30,049	182,477
Provision (reversal)		21	27,538	39	(3,087)	24,511
Payment		(50)	-	-	(1,035)	(1,085)
Other		-	-	211	-	211
Ending balance	~~W~~	-	174,584	5,603	25,927	206,114

		2018
		Allowance for litigation	Provision for customer loyalty programmes	Allowance for unused credit commitments	Asset retirement	Other	Total

Beginning balance	~~W~~	746	26,097	72,793	7,410	30,303	137,349
Effect of changes in accounting policies		-	(26,097)	59,468	-	-	33,371
Provision (reversal)		(41)	-	14,785	(1,741)	745	13,748
Payment		(676)	-	-	(316)	(999)	(1,991)
Ending balance	~~W~~	29	-	147,046	5,353	30,049	182,477

(b) Details of allowance for unused credit commitments as of December 31, 2019 and 2018 are as follows:

		2019	2018

Unused credit commitments	~~W~~	76,653,756	71,896,628
Allowance		174,584	147,046
Ratio (%)		0.23%	0.20%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

23.	Provisions, Continued

(c)	Changes in unused credit commitments for the years ended December 31, 2019 and 2018 are as follows:

		2019
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance	~~W~~	58,385	83,619	5,042	147,046
12 month expected credit losses substitution		40,569	(40,459)	(110)	-
Lifetime expected credit losses substitution		(6,905)	6,933	(28)	-
Credit-impaired financial assets substitution		(221)	(750)	971	-
Provision (reversal)		(27,362)	48,946	5,954	27,538
Ending balance	~~W~~	64,466	98,289	11,829	174,584

		2018
		12 month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total

Beginning balance (*)	~~W~~	52,759	77,525	1,977	132,261
12 month expected credit losses substitution		39,525	(39,068)	(457)	-
Lifetime expected credit losses substitution		(6,238)	6,313	(75)	-
Credit-impaired financial assets substitution		(211)	(800)	1,011	-
Provision (reversal)		(27,450)	39,649	2,586	14,785
Ending balance	~~W~~	58,385	83,619	5,042	147,046

(*) The balance of allowance for doubtful accounts in accordance with K-IFRS No.1109.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

24.	Other Liabilities

Details of other liabilities as of December 31, 2019 and 2018 are as follows:

		2019	2018

Accounts payable	~~W~~	2,224,015	2,500,282
Accrued expenses		251,895	241,957
Advances from customers		144,752	115,193
Unearned revenue		109,528	105,386
Withholdings		515,463	378,341
Guarantee deposits		321,101	305,297
Present value discount account		(14,924)	(14,964)
Advances of gift card and others		25,337	30,356
Lease liabilities		540,940	-
PV discount on lease liabilities		(10,251)	-
Others (*)		297,005	282,279
	~~W~~	4,404,861	3,944,127

(*) Includes point liabilities of ~~W~~283,923 million and ~~W~~275,573 million classified under the application of K-IFRS No.1115 for the years ended December 31, 2019 and 2018, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

25.	Equity

(a)	Details of equity as of December 31, 2019 and 2018 are as follows:

	2012	2019	2018

Common stock	~~W~~	626,847	626,847
Capital surplus
Gains on capital reduction		852,646	852,646
Gains on sale of treasury stock		2	2
Other additional capital		7,944	7,944
		860,592	860,592
Capital adjustments
Stock options		263	1,234
Accumulated other comprehensive income
Unrealized gain on valuation of financial assets at FVOCI		19,318	18,289
Effective portion of valuation loss on cash flow hedges		(24,123)	(14,748)
Remeasurements of the net defined benefit obligations		(51,590)	(32,919)
		(56,395)	(29,378)
Retained earnings
Legal reserve		313,424	313,424
Reserve for credit losses (refer to Note 26)		723,299	891,598
Voluntary reserve		11,216	11,216
Retained earnings (*)		3,681,494	3,363,158
		4,729,433	4,579,396
	~~W~~	6,160,740	6,038,691

(*)

The Company plans to reserve ~~W~~45,535 million of the retained earnings for the year ended December 31, 2019 for credit losses, and ~~W~~168,299 million of the reserve for credit losses for the year ended December 31, 2018 was reversed and transferred into retained earnings.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

25.	Equity, Continued

(b)	Capital stock and capital surplus

As of December 31, 2019 and 2018, par value of common stock is ~~W~~5,000 and the Company authorized 2,000,000,000 shares and issued outstanding shares amounted to 125,369,403 shares.

(c)	Changes in accumulated other comprehensive income for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Valuation of financial assets at FVOCI	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total
Balance at January 1, 2019	~~W~~	18,289	(14,748)	(32,919)	(29,378)
Changes in fair value		1,419	-	(25,753)	(24,334)
Changes in fair value of cash flow hedges		-	(8,261)	-	(8,261)
Reclassification to profit or loss		-	(4,670)	-	(4,670)
Deferred tax effect		(390)	3,556	7,082	10,248
Balance at December 31, 2019	~~W~~	19,318	(24,123)	(51,590)	(56,395)

		2018
		Valuation of financial assets at FVOCI	Valuation of available-for-sale financial assets	Valuation of cash flow hedges	Remeasurements of defined benefit obligations	Total
Balance at January 1, 2018	~~W~~	-	15,904	2,197	(22,438)	(4,337)
Effect of changes in accounting policies		15,904	(15,904)	-	-	-
Changes in fair value		3,290	-	-	(14,456)	(11,166)
Changes in fair value of cash flow hedges		-	-	(18,702)	-	(18,702)
Reclassification to profit or loss		-	-	(4,670)	-	(4,670)
Deferred tax effect		(905)	-	6,427	3,975	9,497
Balance at December 31, 2018	~~W~~	18,289	-	(14,748)	(32,919)	(29,378)

(d)	Earned surplus reserves

The Korean Commercial Act requires the Company to accumulate, as its earned surplus reserve, at least 10% of cash dividend in each period for the settlement of accounts until its reserve reaches half of the Company’s capital.  No reserve shall be disposed of, except in recovery from deficit in capital or capitalizing its reserve as approved in the shareholder’s meeting.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

25.	Equity, Continued

(e)	Voluntary reserve

The Company elected to measure an item of land and buildings at the date of transition to K-IFRSs at its fair value and use that fair value as its deemed cost at that date.  Revaluation surplus as a result of revaluation was classified as dividend restriction by the board of directors. Also, in accordance with amended Credit Information Use and Protection Act, the Company is liable to compensate the owners of credit information for inflicted damage and reserved voluntary reserve for fulfillment by the Act.

Details of voluntary reserve as of December 31, 2019 and 2018 are as follows:

		2019	2018

Revaluation surplus of property and equipment	~~W~~	10,216	10,216
Claim reserves for on-line transactions		1,000	1,000
	~~W~~	11,216	11,216

(f)	Statements of appropriation of retained earnings for the years ended December 31, 2019 and 2018 are as follows:

Expected date of Appropriation for 2019: March 25, 2020
Date of Appropriation for 2018: March 26, 2019

(In millions of won, except dividends per share)		2019	2018
Unappropriated retained earnings
Balance at beginning of year	~~W~~	3,193,712	3,003,677
Effect of changes in accounting policies		-	(155,932)
Profit for the year		487,782	515,413
		3,681,494	3,363,158
Reversal of reserve for credit losses		-	168,299
Balance at end of year before appropriation		3,681,494	3,531,457

Appropriation of retained earnings
Transfer to reserve for credit losses		45,535	-
Cash dividends		330,724	337,745
Dividends per share (dividend as a percentage of par value): ~~W~~2,638 (52.76%) for 2019 ~~W~~2,694 (53.88%) for 2018
		376,259	337,745
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	3,305,235	3,193,712

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

26.	Reserve for Credit Losses

In accordance with Regulations on Supervision of Specialized Credit Finance Business, the Company reserves the difference between expected credit loss allowances recognized under K-IFRS and Regulations on Supervision of Specialized Credit Finance Business in the account of reserve for legal reserve for credit losses.

(a) Reserve for credit losses as of December 31, 2019 and 2018 are summarized as follows:

		2019	2018

Accumulated reserve for credit losses	~~W~~	723,299	891,598
Reserve for (reverse of) credit losses, scheduled		45,535	(168,299)
Effect of changes in accounting polices		-	(173,792)
Effect of changes in 2019 and 2018		45,535	5,493
Ending balance of reserve for credit losses	~~W~~	768,834	723,299

(b) Details of profit for the year after adjusting for reversal of credit losses and provision for reserve for credit losses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Profit for the year	~~W~~	487,782	515,413
Reserve for credit losses, scheduled		(45,535)	(5,493)
Profit for the year after adjusting for reserve for credit losses	~~W~~	442,247	509,920
Earnings per share after adjusting credit losses (in won)	~~W~~	3,528	4,067

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

27.	Operating Revenue

(a) Details of operating revenues for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Revenue from contracts with customers
Fee and commission income
Credit card assets	~~W~~	2,465,256	2,492,361
Consideration paid to a customer		(1,227,222)	(1,135,440)
Revenue from others
Interest income		2,147,870	1,987,231
Fee and commission income
Loans		1,043	488
Installment loans		7,257	6,170
Leases		137,929	77,163
Other		40,510	43,903
Dividend income		841	1,393
Net income on financial assets at FVTPL		20,678	55,943
Gains on derivatives transactions		8,457	4,670
Gains on foreign currency transactions		59,532	42,169
Other operating income		29,192	52,582
	~~W~~	3,691,343	3,628,633

(b) Classification of revenue from contracts with Customers for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Revenue from contracts with customers
Credit sales commission, etc.	~~W~~	1,039,843	1,171,218
Insurance agency fee		72,329	65,106
Others		125,862	120,597
		1,238,034	1,356,921
Timing of revenue recognition
Transferred at a point in time		1,056,888	1,190,093
Transferred over time		181,146	166,828
	~~W~~	1,238,034	1,356,921

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

28.	Earnings per Share

Earnings per share for the years ended December 31, 2019 and 2018 are as follows:

(In millions of won, except shares outstanding and earnings per share)
		2019	2018

Net income	~~W~~	487,782	515,413
Weighted average number of common stocks outstanding		125,369,403	125,369,403
Earnings per share (in won)	~~W~~	3,891	4,111

The Company has no dilutive potential ordinary shares in the calculation of diluted earnings per share for the reporting periods.  Accordingly, diluted earnings per share equals basic earnings per share for the years ended December 31, 2019 and 2018.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

29.	Share-Based Payment

Share-based payment as of December 31, 2019 is summarized as follows

(a)	Share-based payment arrangements with performance conditions

(i) Performance share granted as of December 31, 2019 are as follows:

	Granted in 2015	Granted in 2016	Granted in 2017	Granted in 2018	Granted in 2019

Type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type	Equity-settled type
Vesting period	2015~2017	2016 ~ 2018	2017 ~ 2019	2018 ~ 2020	2019 ~ 2021
Performance condition	Based on relative stock price (20.0%) Based on 4 year management index (80.0%)
Estimated number of shares granted	51,648 shares	66,567 shares	64,079 shares	56,499 shares	77,503 shares

(ii) Granted shares and the fair value of grant date as of December 31, 2019 are as follows:

       (In won, except shares)

Grant date	Grant shares	Exercised shared	Fair value (*1)	Estimated shares (*2)
January 1, 2015	50,700	43,469	44,500	43,469
February 4, 2015	4,500	3,615	45,700	3,615
August 24, 2015	4,500	1,419	40,250	1,419
August 27, 2015	10,200	3,145	39,600	3,145
January 1, 2016	74,200	-	39,000	49,489
February 4, 2016	15,400	-	38,150	12,989
June 3, 2016	5,200	-	38,800	2,861
August 1, 2016	1,900	-	40,650	727
October 31, 2016	3,100	-	43,850	501
January 1, 2017	70,200	-	45,300	56,121
March 7, 2017	10,600	-	46,950	7,958
January 1, 2018	59,900	-	49,400	56,499
January 1, 2019	84,266	-	39,600	77,503
	394,666	51,648		316,296

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.

(*2) Grant shares at grant date were adjusted pursuant to relative increase ratio of stock price and achievement of target management index based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

29.	Share-Based Payment, Continued

(b)	Share-based compensation expense for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Share-based payment arrangements with performance conditions	~~W~~	3,215	2,170

(c)	Details of accrued expenses and the intrinsic value as of December 31, 2019 are as follows:

		Accrued expense related to compensation expenses associated with share based payments	Intrinsic values (*1)

Share-based payment arrangements with performance conditions (*2)	~~W~~	11,124	11,124

(*1)	The fair value of share-based arrangements with performance conditions is considered as intrinsic value.
(*2)	Payments according to arrangements with Shinhan Financial Group are calculated on the basis of the closing price on December 31, 2019, and have been recognized as liabilities.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

30.	Net Interest Income

Details of net interest income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Interest incomes
Cash and due from banks	~~W~~	2,586	2,303
Credit card assets		1,907,500	1,783,362
Loans		75,484	58,893
Installment loans		113,130	95,862
Financing leases		47,104	44,790
Others		2,066	2,021
		2,147,870	1,987,231

Interest expenses
Borrowings		(114,821)	(99,347)
Debentures		(351,273)	(316,562)
Lease liabilities		(976)	-
Others		(6,418)	(6,034)
		(473,488)	(421,943)
Net interest income	~~W~~	1,674,382	1,565,288

Interest income on impaired financial assets for the years ended December 31, 2019 and 2018 are ~~W~~11,773 million and ~~W~~10,031 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

31.	Net Fee and Commission Income

Details of net fee and commission income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Fee and commission income
Credit card assets	~~W~~	1,238,034	1,356,921
Loans		1,043	488
Installment loans		7,257	6,170
Leases		137,929	77,163
Other (*)		40,510	43,903
		1,424,773	1,484,645

Fee and commission expense
Credit card assets		(1,101,009)	(1,144,217)
Installment loans		(24,086)	(20,980)
Leases		(879)	(456)
Other (*)		(82,144)	(86,445)
		(1,208,118)	(1,252,098)
Net fee and commission income	~~W~~	216,655	232,547

(*) Other fee and commission income or expense includes profit or loss associated with Shinhan Credit Service (Debt exemption and debt suspension) given to credit card members.  For the years ended December 31, 2019 and 2018, the amount of income related to debt exemption and debt suspension are ~~W~~40,506 million and ~~W~~43,898 million, respectively, and the amount of expense are ~~W~~7,171 million and ~~W~~7,498 million, respectively.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

32.	Dividend Income

Details of dividend income for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Financial assets at FVTPL in Korean currency	~~W~~	27	20
Financial assets at FVOCI in Korean currency		814	1,373
	~~W~~	841	1,393

33.	Provision for Credit Loss Allowance

Details of provision for credit loss allowance for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Changes in credit card assets at amortized cost, etc.	~~W~~	(490,817)	(433,723)
Other assets		(30,727)	(20,854)
Allowance for unused credit commitments		(27,538)	(14,785)
Provision for credit loss allowance	~~W~~	(549,082)	(469,362)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

34.	General Administrative Expenses

Details of general administrative expenses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Relate to employees
Salaries and wages	~~W~~	167,626	162,818
Bonus		49,281	42,733
Incentive of result		26,515	27,319
Share-based compensation expense		3,215	2,170
Employee benefits		76,089	80,401
Travel		5,857	5,772
Defined benefit		18,376	16,293
Defined contribution		2,374	2,018
Honorary retirement allowance		16,075	-
		365,408	339,524
Depreciation and amortization
Depreciation		39,671	19,778
Amortization		12,908	10,004
		52,579	29,782
Other general administrative expenses
Communication		47,929	47,782
Utility		19,956	20,530
Vehicles maintenance		2,875	2,926
Supplies		10,065	10,590
Rent		492	23,265
Insurance		15,406	11,565
Repairs		112	145
Entertainment		1,825	1,668
Advertising		22,400	23,783
Sales promotion		89,592	144,887
Training		2,346	2,019
Publication		468	444
Freight		660	599
Provision for (reversal of) asset retirement obligation		39	(1,741)
Taxes and dues		38,562	34,385
		252,727	322,847
	~~W~~	670,714	692,153

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

35.	Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Other operating income
Gains on recovery of bad debt	~~W~~	11,713	10,559
Reversal of other allowances		4,274	-
Gains on sale of loans		29	9
Others		13,176	42,014
		29,192	52,582
Other operating expenses
Losses on repayment of leases		(95,448)	(51,249)
Others		(3,419)	(1,848)
		(98,867)	(53,097)
	~~W~~	(69,675)	(515)

36.	Non-Operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Non-operating income
Gains on disposal of property and equipment	~~W~~	204	57
Reversal of impairment losses on intangible assets		70	35
Reversal of allowance for litigation		-	41
Others		1,532	1,465
		1,806	1,598
Non-operating expenses
Donations		(9,394)	(23,758)
Transfer of allowance for litigation		(21)	-
Losses on disposal of property and equipment		(71)	(222)
Impairment loss of intangible assets		-	(336)
Others		(245)	(2,534)
		(9,731)	(26,850)
	~~W~~	(7,925)	(25,252)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

37.	Income Taxes

(a)	The components of income tax expense for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Current income taxes payable	~~W~~	176,063	126,670
Adjustments to the income tax expense for prior period		(1,060)	41
Changes in deferred tax due to changes in temporary differences		(18,914)	(10,692)
Income tax expense associated with items recorded in equity		10,248	9,499
Others		(4,162)	57,709
Income tax expense	~~W~~	162,175	183,227

(b)	The relationship between income tax expense and profit before income taxes for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Profit before income taxes (A)	~~W~~	649,957	698,640
Income taxes at applicable tax rate		178,738	192,126
Adjustments:
Non-taxable income		(101)	(380)
Non-deductible expense		827	901
Tax deductions		(69)	-
Consolidated tax return effect and others		(17,220)	(9,420)
Income tax expense (B)	~~W~~	162,175	183,227
Effective tax rate (B/A)		24.95%	26.23%

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

37.	Income Taxes, Continued

(c)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2019 and 2018 are as follows:

		2019
		Beginning deferred tax assets (liabilities)	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	79
Financial assets at FVOCI		84,619	(17)	-	84,602
Valuation on financial assets at FVOCI		(6,937)	-	(390)	(7,327)
Valuation on property and equipment, depreciation and others		(2,120)	14	-	(2,106)
Deferred loan origination costs		(8,901)	(2,625)	-	(11,526)
Derivative assets		5,594	-	3,556	9,150
Accrued expenses		18,557	(1,087)	-	17,470
Liability for defined benefit obligations		47,859	5,049	6,492	59,400
Plan assets		(49,721)	(1,668)	590	(50,799)
Other provisions		133,300	6,835	-	140,135
Others		(3,418)	2,165	-	(1,253)
	~~W~~	218,911	8,666	10,248	237,825

		2018
		Beginning deferred tax assets (liabilities)	Effect of changes in accounting policies	Changes in profit or loss	Change in other comprehensive income	Ending deferred tax assets (liabilities)

Accounts receivable	~~W~~	79	-	-	-	79
Available-for-sale financial assets		84,619	(84,619)	-	-	-
Financial assets at FVOCI		-	84,619	-	-	84,619
Valuation on available-for-sale financial assets		(6,032)	6,032	-	-	-
Valuation on financial assets at FVOCI		-	(6,032)	-	(905)	(6,937)
Valuation on property and equipment, depreciation and others		(2,297)	-	177	-	(2,120)
Deferred loan origination costs		(8,387)	-	(514)	-	(8,901)
Derivative assets (liabilities)		(833)	-	-	6,427	5,594
Accrued expenses		14,828	-	3,729	-	18,557
Liability for defined benefit obligations		45,834	-	(468)	2,493	47,859
Plan assets		(51,217)	-	12	1,484	(49,721)
Other provisions		118,112	16,353	(1,165)	-	133,300
Others		13,513	42,795	(59,726)	-	(3,418)
	~~W~~	208,219	59,148	(57,955)	9,499	218,911

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

37.	Income Taxes, Continued

(d)	Deferred income tax expense associated with items, which are not recognized as profit (loss) for the years ended December 31, 2019 and 2018 are as follows:

		2019
		December 31, 2019		January 1, 2019		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of financial assets at FVOCI	~~W~~	19,318	(7,328)	18,289	(6,937)	(391)
Effective portion of valuation gain or loss on cash flow hedges		(24,123)	9,150	(14,748)	5,594	3,556
Remeasurements of defined benefit obligations		(51,590)	19,568	(32,919)	12,485	7,083
	~~W~~	(56,395)	21,390	(29,378)	11,142	10,248

		2018
		December 31, 2018		January 1, 2018		Changes in tax effect
		Amount	Tax effect	Amount	Tax effect

Changes in fair value of available-for-sale financial assets	~~W~~	-	-	15,904	(6,032)	6,032
Changes in fair value of financial assets at FVOCI		18,289	(6,937)	-	-	(6,937)
Effective portion of valuation gain or loss on cash flow hedges		(14,748)	5,594	2,197	(833)	6,427
Remeasurements of defined benefit obligations		(32,919)	12,485	(22,438)	8,510	3,975
	~~W~~	(29,378)	11,142	(4,337)	1,645	9,497

(e)

The Company offsets a deferred tax asset against a deferred tax liability of the same taxable entity if, and only if, they relate to income taxes levied by the same taxation authority and the entity has a legally enforceable right to set off current tax assets against current tax liabilities.  Deferred tax assets and liabilities before offsetting as of December 31, 2019 and 2018 are as follows:

		2019	2018

Deferred tax assets	~~W~~	310,836	290,008
Deferred tax liabilities		(73,011)	(71,097)
	~~W~~	237,825	218,911

(f)	Deferred tax assets have been recognized as the Company has determined it is probable that future profits will be available against which the Company can utilize the related benefit.

(g)

As of December 31, 2019 and 2018, current tax liabilities are ~~W~~ 96,454 million and ~~W~~89,623 million respectively. For consolidated tax returns, the amount is paid to the taxation authorities through the controlling company of the Company.

(g)

The Company is in an administrative litigation process on the case in which tax uncertainty exists (claim amount of ~~W~~21,197 million) and assesses that the probability of the case being prevailed is low.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

38.	Statements of Cash Flows

(a)	Details of cash and cash equivalents as of December 31, 2019 and 2018 are as follows:

		2019	2018

Cash	~~W~~	7	1
Available deposits from banks
Deposits on demand		508,892	320,517
Current deposits		18,135	17,745
Foreign currency deposits		54	18
Others		1,553	2,855
		528,634	341,135
Cash and cash equivalents	~~W~~	528,641	341,136

(b)	The Company presents the cash inflows and outflows of bank overdrafts and call money as net amounts, because the turnover of transactions is quick, the amounts are large, and the maturities are short.

(c)

Reconciliations of the amounts of cash and cash equivalents in the statement of cash flows with the equivalent items reported in the statement of financial position as of December 31, 2019 and 2018 are as follows:

		2019	2018
Cash and cash equivalents in the statements of financial position	~~W~~	528,677	341,217
Adjustment:
Restricted due from banks		(36)	(81)
Cash and cash equivalents in the statements of cash flows	~~W~~	528,641	341,136

(d)	The Company presents statements of cash flows using the indirect method and significant non-cash transactions for the years ended December 31, 2019 and 2018 are as summarized follows:

		2019	2018

Adjustment of lease asset and liability	~~W~~	491,246	-
Valuation of financial assets at FVOCI		1,419	3,290
Valuation of derivatives		12,961	23,373

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

38.	Statements of Cash Flows, Continued

(e)	Changes in assets and liabilities arising from financing activities for the years ended December 31, 2019 and 2018 are as summarized follows:

		2019
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Lease liabilities	Sub-Total
Balance at January 1, 2019	~~W~~	310	(23,293)	(4,910,631)	(14,143,288)	(50,933)	(19,128,145)
Changes from financing cash flows		-	(933)	(1,460,196)	(1,074,481)	16,391	(2,519,219)
Changes from operating cash flows		-	-	102,256	348,174	976	451,406
Changes in foreign currency exchange rate		-	-	2,680	(4,670)	-	(1,990)
Gain (loss) on derivatives and interest expense		-	790	(114,821)	(351,273)	(976)	(466,280)
Changes in fair value		162	(13,094)	-	-	-	(13,094)
Others		-	-	7,735	(212)	(496,147)	(488,624)
Balance at December 31, 2019	~~W~~	472	(36,530)	(6,372,977)	(15,225,750)	(530,689)	(22,165,946)

		2018
		Assets	Liabilities
		Derivative assets	Derivative liabilities	Borrowings	Debentures	Sub-Total
Balance at January 1, 2018	~~W~~	3,680	(7,960)	(4,115,795)	(11,846,926)	(15,970,681)
Changes from financing cash flows		-	-	(790,466)	(2,288,654)	(3,079,120)
Changes from operating cash flows		-	-	17,550	(12,876)	4,674
Changes in foreign currency exchange rate		-	-	-	(4,671)	(4,671)
Gain on derivatives and interest expense		-	4,670	-	-	4,670
Changes in fair value		(3,370)	(20,003)	-	-	(20,003)
Others		-	-	(21,920)	9,839	(12,081)
Balance at December 31, 2018	~~W~~	310	(23,293)	(4,910,631)	(14,143,288)	(19,077,212)

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

39.	Contingent Liabilities and Commitments

(a)	Contingent liabilities

The Company has eleven pending lawsuits as a defendant as of December 31, 2019 for a total claim amount of ~~W~~2,108 million. Losses may be incurred from these legal actions, but the result of such the lawsuits cannot be predicted.  The management believes that the result of the lawsuits would not have significant impact on the financial statements.

(b)	ABS commitments

In trust-type asset securitizations, trust company can demand the Controlling Company to transfer additional assets if the transferred assets are below the agreed minimum amount.  As prescribed by the respective asset transfer agreements and other contracts, the Company has an obligation to early redeem the asset-backed securities in certain cases, such as when outstanding balance of securitized assets falls below the agreed amount at each settlement period or when portfolio profitability ratio is less than primary cost ratio for three consecutive settlement periods.  Investor Interest based on transferred assets is provided as collateral for asset-backed securities.  As of December 31, 2019, the Company has no additional obligation for the asset-backed securities.

The Company has entered into an agreement with the trust company to provide asset management services for the transferred assets.  Under the agreement, the Company provides various services such as billing, collection, and management of delinquencies, and receives service fees from the Trust company recorded as asset securitization income.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

(In millions of won)

40.	Transfer of Financial Instruments

The Company has transferred some of its financial instruments to Trust company pursuant to the Asset-Backed Securitization Act.  However, the Company retains the risks and rewards of ownership of financial assets and continues to recognize the asset and the relevant liability.

(a) The initial transfer price of the credit card assets sold by Asset-Backed Securitization Act as of December 31, 2019 and 2018 are summarized as follows:

	Initial transfer date		2019	2018

Shinhan Card 2018-1	2018.03.12	~~W~~	-	698,758
Shinhan Card 2018-2	2018.08.30		-	940,935
Shinhan Card 2019-1	2019.02.27		768,807	-
Shinhan Card 2019-2	2019.07.10		994,063	-
Shinhan Card 2019-3	2019.12.17		604,495	-
		~~W~~	2,367,365	1,639,693

(b) The financial assets that have not been qualified for derecognition and the liabilities relevant to such assets as of December 31, 2019 and 2018 are summarized as follows:

	2019	2018

Credit card assets measured at amortized cost etc.	5,371,660	4,291,328
Borrowings	3,294,857	2,585,631

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

41.	Related Party Transactions

(a)	As of December 31, 2019, related parties of the Company are summarized as follows:

Name of company	Control relationship

Shinhan Financial Group Co., Ltd.	Parent company
Shinhan Finance LLC	Subsidiaries
Shinhan Indo Finance	Subsidiaries
Shinhan Microfinance Co., Ltd.	Subsidiaries
Shinhan Vietnam Finance Co., Ltd.	Subsidiaries
Shinhan Bank	Other related parties
Shinhan Credit Information Co., Ltd.	Other related parties
Shinhan Life Insurance Co., Ltd.	Other related parties
Shinhan Data System Co., Ltd.	Other related parties
Shinhan Investment Corp.	Other related parties
Jeju Bank	Other related parties
BNP Paribas Cardif Life Insurance	Other related parties
Shinhan Savings Bank	Other related parties
Shinhan Aitas Co., Ltd.	Other related parties
Shinhan Capital Co., Ltd.	Other related parties
Shinhan Alternative Investment Management	Other related parties
Shinhan BNP Paribas ITMC Co., Ltd.	Other related parties
SHC Management Co., Ltd.	Other related parties
BNP Paribas Cardif General Insurance	Other related parties
Shinhan REITs Management Co., Ltd.	Other related parties
Branbil Co., Ltd.	Other related parties
Orange Life Insurance Co., Ltd. (*)	Other related parties
Financial Savings Information Center Co., Ltd.	Other related parties
Shinhan AI Co., Ltd.(*)	Other related parties
Asia Trust Co., Ltd.(*)	Other related parties

(*) Included as other related parties as they are included as affiliated companies of Shinhan Financial Group, the parent company of the Company

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

41.	Related Party Transactions, Continued

(b)	Significant transactions with related parties for the years ended December 31, 2019 and 2018 are as follows:

		2019		2018
Related party / Account		Revenue	Expense	Revenue	Expense

Shinhan Financial Group Co., Ltd.
Interest expense	~~W~~	-	20,138	-	14,953
Fee and commission income		15	-	15	-
Fee and commission expense		-	8,283	-	8,979
Shinhan Finance LLC
Fee and commission income		7	-	-	-
Shinhan Indo Finance
Fee and commission income		203	-	118	-
Shinhan Vietnam Finance Co., Ltd.
Interest income		1,479	-	-	-
Fee and commission income		13	-	-	-
Shinhan Bank
Interest income		152	-	177	-
Interest expense		-	59	-	63
Fee and commission income		1,582	-	1,701	-
Fee and commission expense		-	182,817	-	198,770
Other general and administrative expense		-	1,583	-	1,761
Other operating income		43	-	43	-
Gain on derivative		320	-	-	-
Loss on derivative		-	1,392	-	-
Shinhan Credit Information Co., Ltd.
Fee and commission income		25	-	9	-
Fee and commission expense		-	23,169	-	23,224
Shinhan Life Insurance Co., Ltd.
Fee and commission income		18,412	-	16,535	-
Fee and commission expense		-	435	-	524
Employee benefits		-	19	-	67
Other general and administrative expense		-	44	-	45
Shinhan Data System Co., Ltd.
Fee and commission income		21	-	16	-
Fee and commission expense		-	25,068	-	19,052
Depreciation expenses		-	1,548	-	1,605
Other general and administrative expense		-	8	-	12
Shinhan Investment Corp.
Interest income		121	-	126	-
Interest expense		-	50	-	26
Fee and commission income		154	-	201	-
Fee and commission expense		-	492	-	400
Other general and administrative expense		-	11	-	5

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

41.	Related Party Transactions, Continued

(b)	Significant transactions with related parties for the years ended December 31, 2019 and 2018 are as follows, continued:

		2019		2018
Related party / Account		Revenue	Expense	Revenue	Expense

Jeju Bank
Fee and commission income	~~W~~	39	-	37	-
Fee and commission expense		-	10	-	9 -
BNP Paribas Cardif Life Insurance
Fee and commission income		54	-	82	-
Reversal of allowance for doubtful accounts		3	-	4	-
Shinhan Savings Bank
Fee and commission income		13	-	860	-
Fee and commission expense		-	55	-	48
Other general and administrative expense		-	14	-	8
Shinhan Aitas Co., Ltd.
Other general and administrative expense		2	-	-	-
Shinhan Alternative Investment Management
Fee and commission income		4	-	- -	-
Fee and commission expense		-	1	-	1
Shinhan BNP Paribas ITMC Co., Ltd.
Fee and commission expense		-	2	-	2
SHC Management Co., Ltd.
Other operating income		55	-	55	-
BNP Paribas Cardif General Insurance
Fee and commission income		2	-	4 1	-
Bad debts expense		-	-	-	1
Shinhan REITs Management Co., Ltd.
Fee and commission income		5	-	5	-
OrangeLife Insurance Co.,Ltd (*)
Fee and commission expense		-	3	-	-
Shinhan AI Co., Ltd. (*)
Fee and commission income		3	-	-	-

(*) Included as other related parties as they are included as affiliated companies of Shinhan Financial Group, the parent company of the Company.

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

41.	Related Party Transactions, Continued

(c)	Significant balances with the related parties as of December 31, 2019 and 2018 are summarized as follows:

		2019		2018
Related party / Account		Assets	Liabilities	Assets	Liabilities

Shinhan Financial Group Co., Ltd.
Credit card assets	~~W~~	431	-	314	-
Financing lease assets		40	-	116	-
Consolidated tax accounts		8	-	15	-
Borrowings		-	1,463,120	-	700,000
Current tax liabilities		-	96,454	-	89,623
Accrued expenses		-	15,724	-	10,307
Shinhan Vietnam Finance Co., Ltd.
Loan Receivables		92,624	-	-	-
Accrued income		94	-	-	-
Shinhan Bank
Cash and due from banks		24,057	-	23,049	-
Derivative assets		472	-	272	-
Credit card assets		8,190	-	8,780	-
Financing lease assets		4,212	-	9,529	-
Prepaid expenses		-	-	95	-
Account receivable		9,379	-	-	-
Accrued income		-	-	1	-
Guarantee deposits		10,828	-	13,921	-
Right-of-use assets		282	-	-	-
Derivative liabilities		-	11,907	-	4,932
Allowance for asset retirement obligation		-	599	-	545
Accounts payable		-	9,391	-	21
Accrued expenses		-	1,078	-	1,171
Lease liability		-	283	-	-
Shinhan Credit Information Co., Ltd.
Credit card assets		93	-	150	-
Financing lease assets		66	-	64	-
Accounts payable		-	2,412	-	1,177
Shinhan Life Insurance Co., Ltd.
Credit card assets		1,808	-	1,968	-
Accounts payable		-	64	-	63
Accrued expenses		-	20	-	29
Allowance for asset retirement obligation		-	52	-	25
Shinhan Data System Co., Ltd.
Credit card assets		384	-	322	-
Financing lease assets		71	-	85	-
Accounts payable expenses		-	1,112	-	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

41.	Related Party Transactions, Continued

(c)	Significant balances with the related parties as of December 31, 2019 and 2018 are summarized as follows, continued:

		2019		2018
Related party / Account		Assets	Liabilities	Assets	Liabilities
Shinhan Investment Corp.
Cash and due from banks	~~W~~	434	-	598	-
Credit card assets		2,067	-	1,597	-
Prepaid expenses		-	-	4	-
Guarantee deposits		300	-	300	-
Allowance for asset retirement obligation		-	66	-	33
Jeju Bank
Cash and due from banks		65	-	79	-
Financing lease assets		66	-	165	-
Accounts payable		-	7	-	6
BNP Paribas Cardif Life Insurance
Credit card assets		173	-	116	-
Shinhan Savings Bank
Credit card assets		85	-	63	-
Shinhan Aitas Co., Ltd.
Credit card assets		217	-	158	-
Shinhan Capital Co., Ltd.
Credit card assets		197	-	150	-
Shinhan Alternative Investment Management, Inc.
Credit card assets		70	-	63	-
Accounts payable		-	1	-	-
Shinhan BNP Paribas ITMC Co., Ltd.
Credit card assets		173	-	156	-
BNP Paribas Cardif General Insurance
Credit card assets		26	-	29	-
Allowance for doubtful accounts		-	-	-	2

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

41.	Related Party Transactions, Continued

(c)	Significant balances with the related parties as of December 31, 2019 and 2018 are summarized as follows, continued:

		2019		2018
Related party / Account		Assets	Liabilities	Assets	Liabilities
Shinhan REITs Management Co., Ltd.
Credit card assets	~~W~~	26	-	21	-
Financing lease assets		42	-	49	-
Financial Savings Information Center Co., Ltd.
Credit card assets		-	-	3	-
Orange Life Insurance Co., Ltd. (*)
Credit card assets		404	-	-	-
Accounts payable expense		-	257	-	-
Shinhan AI Co., Ltd.(*)
Finance lease assets		52	-	-	-
Asia Trust Co., Ltd(*)
Credit card assets		226	-	-	-
Branbil Co., Ltd.
Credit card assets		8	-	-	-

(*) Included as other related parties as they are included as affiliated companies of Shinhan Financial Group, the parent company of the Company.

(d)	Financing transactions between the related parties for the years ended December 31, 2019 and 2018 are summarized as follows:

(i) Borrowing∙Repayment

			2019		2018
Control relationship	Related party		Borrowing	Repayment	Borrowing	Repayment

Parent Company	Shinhan Financial Group Co., Ltd.	~~W~~	763,120	-	100,000	-

(ii) Lending∙Recovery

			2019		2018
Control relationship	Related party		Lending	Recovery	Lending	Recovery

Subsidiary Company	Shinhan Vietnam Finance Co., Ltd.	~~W~~	223,667	(131,043)	-	-

SHINHAN CARD CO., LTD.

Notes to the Separate Financial Statements

For the years ended December 31, 2019 and 2018

41.	Related Party Transactions, Continued

(e) Key management personnel compensations for the years ended December 31, 2019 and 2018 are as follows:

		2019	2018

Salaries and wages	~~W~~	2,886	2,284
Post-employment benefits		45	30
Share-based compensation expense		1,256	626
	~~W~~	4,187	2,940

(f) The guarantee provided between the related parties as of December 31, 2019 and 2018 is as follows:

			Amount of guarantee
Guarantor	Guaranteed Party		2019	2018	Details
Shinhan Card	Shinhan Indo Finance	~~W~~	65,209	60,558	Borrowing guarantee
Shinhan Card	Shinhan Finance Co. Ltd		3,030	2,910	Borrowing guarantee
Shinhan Card	Shinhan Vietnam Finance Co., Ltd.		70,000	-	Borrowing guarantee
			138,239	63,468

(g) The guarantee provided by related parties as of December 31, 2019 and 2018 are as follows:

		Amount of guarantee
Guarantor	Guaranteed Party	2019	2018	Details
Shinhan Bank	Shinhan Card Co., Ltd	500,000	500,000	Unused credit commitment

(h) The main agreement with related parties as of December 31, 2019 and 2018 is as follows:

Related Party		Amount of commitment		Details
		2019	2018

Shinhan Bank	~~W~~	150,514	100,629	Derivative facilities

42.	Events after the Reporting Period

The Company is currently in the process of purchasing an item of real estate (Eulji-Ro 100, Building A, Jung-Gu, Seoul (Pine Avenue Eulji-Ro 2 Ga)) which is currently being leased. No specific schedule for the purchase exists as of the end of the reporting period.

Independent Auditors’ Review Report on Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the Chief Executive Officer of

Shinhan Card Co., Ltd.:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of Shinhan Card Co., Ltd. (the “Company”) as of December 31, 2019.  The Company's management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management's assessment and issue a report based on our review.  In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment of the operational status of the IACS as of December 31, 2019, no material weaknesses are identified as of December 31, 2019, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants.  Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether the Report on the Operations of Internal Accounting Control System is free of material misstatement.  Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances.  We have not performed an audit and, accordingly, we do not express an audit opinion.

A Company's IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Korean International Financial Reporting Standards.  Because of its inherent limitations, however, IACS may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that the Report on the Operations of Internal Accounting Control System as of December 31, 2019 is not prepared, in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2019.  We did not review the Company’s IACS subsequent to December 31, 2019.  This report has been prepared for Korean regulatory purposes, pursuant to the Act on External Audit of Stock Companies, Etc., and may not be appropriate for other purposes or for other users.

Seoul, Korea

March 5, 2020

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2019 and the review of internal accounting control system pursuant to Article 8-7 of the Act on External Audit of Stock Companies, Etc. of the Republic of Korea.

Report on the Operations of Internal Accounting Control System

English translation of a Report Originally Issued in Korean

To the shareholders, Board of Directors and Audit Committee of

Shinhan Card Co., Ltd.:

We, as the Chief Executive Officer (“CEO”) and the Internal Accounting Control Officer (“IACO”) of Shinhan Card Co., Ltd. (the “Company”), have assessed the status of the design and operations of the Company’s Internal Accounting Control System (“IACS”) for the year ending December 31, 2019.

The Company’s management, including the CEO and the IACO, is responsible for the design and operations of its IACS.  We, as the CEO and the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial statement preparation and presentation for external uses.

We, as the CEO and the IACO, applied the IACS Standards established by the IACS Operations Committee for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2019, in all material respects, in accordance with the IACS Standards issued by the IACS Operations Committee.

We, as the CEO and the IACO, have confirmed that the report was not described or displayed as false, and that the report was not omitted what should be described or displayed. In addition, we, as the CEO and the IACO, have confirmed that the report was not described or displayed any material misleading, and reviewed the report details directly with sufficient care.

By /s/ Lim Young Jin, Chief Executive Officer

By /s/ Moon Dong Kwon, Internal Accounting Control Officer

February 11, 2020

내부회계관리제도 운영실태 평가보고서

신한카드주식회사
이사회 및 감사위원회 귀중

본 내부회계관리자는 2014년 12월 31일 현재 동일자로 종료하는 회계년도에 대한 당사의 내부회계관리제도의 설계 및 운영실태를 평가하였습니다.

내부회계관리제도의 설계 및 운영에 대한 책임은 본 내부회계관리자를 포함한 회사의 경영진에 있습니다. 본 내부회계관리자는 회사의 내부회계관리제도가 신뢰할 수 있는 재무제표의 작성 및 공시를 위하여 재무제표의 왜곡을 초래할 수 있는 오류나 부정 행위를 예방하고 적발할 수 있도록 효과적으로 설계 및 운영되고 있는 지의 여부에 대하여 평가하였습니다.

본 내부회계관리자는 내부회계관리제도의 설계 및 운영실태를 평가함에 있어 내부회계관리제도 모범규준을 평가기준으로 사용하였습니다.

본 내부회계관리자의 내부회계관리제도 운영실태 평가 결과, 2014년 12월 31일 현재 당사의 내부회계관리제도는 내부회계관리제도 모범규준에 근거하여 볼 때, 중요성의 관점에서 효과적으로 설계되어 운영되고 있다고 판단됩니다.

2015년 1월 26일

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